PROSPECTUS
October , 2020

Schwab Genesis Advisory Variable Annuity™

Protective Life Insurance Company
PLICO Variable Annuity Account S
P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330
www.protective.com

This Prospectus describes an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company (the "Contract"). The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans. This Contract is only available through Financial Intermediaries that may charge an Advisory Fee for their services. The fee that your Financial Intermediary charges you for the management of the Contract Value ("Advisory Fee") is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee). If the Owner elects to pay the Advisory Fee from his or her Contract Value, then this deduction may reduce the death benefits and may be subject to federal and state income taxes and a 10% federal penalty tax. **Certain Contract features and/or certain investment options offered under the Contract will not be available through all Financial Intermediaries.** For further details, please contact us at 1-800-456-6330. You generally may allocate your investment in the Contract among the Guaranteed Account and the Sub-Accounts of the PLICO Variable Annuity Account S. ~~The~~ If you elect the SecurePay Life rider, the options for allocating Purchase Payments and Contract Value will be restricted.The value of your Contract that is allocated to the Sub-Account will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts. ~~If~~ Once the you ~~purchase~~ begin taking withdrawals under the SecurePay Life rider ~~("SecurePay"), your options for allocating~~ or beginning two years after the date the SecurePay Life rider is issued, whichever comes first, you will not be able to make any additional Purchase Payments ~~and~~ under the Contract. This restriction on further Purchase Payments may limit: (1) the ability to increase Contract ~~Value will be restricted. (See "PROTECTED LIFETIME INCOME BENEFITS.")~~ Value; (2) death benefits (such as the Return of Purchase Payments Death Benefit); and (3) the values under the SecurePay Life rider. The Sub-Accounts invest in the following Funds:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco Oppenheimer V.I.Global Fund, Series II
Invesco Oppenheimer V.I. Government Money Fund, Series I
Invesco Oppenheimer V.I. Main Street Fund, Series II
Invesco V.I. Balanced Risk Allocation Fund, Series II
Invesco V.I. Comstock Fund, Series II
Invesco V.I. Equity and Income Fund, Series II
Invesco V.I. Global Real Estate Fund, Series II
Invesco V.I. Government Securities Fund, Series II
Invesco V.I. Growth and Income Fund, Series II
Invesco V.I. International Growth Fund, Series II

American Funds Insurance Series®
IS Asset Allocation Fund, Class 4
IS Blue Chip Income and Growth Fund, Class 4
IS Bond Fund, Class 4
IS Capital Income Builder® Fund, Class 4
IS Global Growth Fund, Class 4
IS Global Growth and Income Fund, Class 4
IS Global Small Capitalization Fund, Class 4
IS Growth Fund, Class 4
IS Growth-Income Fund, Class 4
IS International Fund, Class 4
IS New World Fund®, Class 4
IS US Government, Class 4

Clayton Street Trust
Protective Life Dynamic Allocation Series-Conservative Portfolio
Protective Life Dynamic Allocation Series-Growth Portfolio
Protective Life Dynamic Allocation Series-Moderate Portfolio

Fidelity® Variable Insurance Products
VIP Investment Grade Bond Portfolio, SC2
VIP Mid Cap Portfolio, SC2

Franklin Templeton Variable Insurance Products Trust
Franklin Flex Cap Growth VIP Fund, Class 2
Franklin Income VIP Fund, Class 2
Franklin Mutual Global Discovery VIP Fund, Class 2
Franklin Mutual Shares VIP Fund, Class 2
Franklin Rising Dividends VIP Fund, Class 2
Franklin Small Cap Value VIP Fund, Class 2
Franklin Small-Mid Cap Growth VIP Fund, Class 2
Franklin Strategic Income VIP Fund, Class 2
Templeton Developing Markets VIP Fund, Class 2
Templeton Foreign VIP Fund, Class 2
Templeton Global Bond VIP Fund, Class 2

Goldman Sachs Variable Insurance Trust
Core Fixed Income Fund, Service Class
Global Trends Allocation Fund, Service Class
Growth Opportunities Fund, Service Class
Mid Cap Value Fund, Service Class
Strategic Growth Fund, Service Class

Great-West Funds, Inc.
Great-West Bond Index Fund, Investor Class

Legg Mason Partners Variable Equity Trust
ClearBridge Variable Mid Cap Portfolio, Class II
ClearBridge Variable Small Cap Growth Portfolio, Class II

Lord Abbett Series Fund, Inc.
Bond-Debenture Portfolio, Value Class
Dividend Growth Portfolio, Value Class (formerly Calibrated Dividend Growth Portfolio, Value Class)
Fundamental Equity Portfolio, Value Class
Growth Opportunities Portfolio, Value Class

PIMCO Variable Insurance Trust
All Asset Portfolio, Advisor Class
Global Diversified Allocation Portfolio, Advisor Class
Long-Term US Government Portfolio, Advisor Class
Low Duration Portfolio, Advisor Class
Real Return Portfolio, Advisor Class
Short-Term Portfolio, Advisor Class
Total Return Portfolio, Advisor Class

Royce Capital Fund
Small-Cap Fund, Service Class

Schwab® Variable Insurance Trust
Schwab® Government Money Market Portfolio
Schwab® S&P 500 Index Portfolio
Schwab® VIT Balanced Portfolio
Schwab® VIT Balanced with Growth Portfolio
Schwab® VIT Growth Portfolio

Beginning January 1, 2021, we will no longer send you paper copies of shareholder reports for the Funds ("Reports") unless you specifically request paper copies from us. Instead, the Reports will be available on a website. We will notify you by mail each time the Reports are posted. The notice will provide the website links to access the Reports as well as instructions for requesting paper copies. If you wish to continue receiving your Reports in paper free of charge from us, please call 1-855-920-9713. Your election to receive the Reports in paper will apply to all Funds available with your Contract. If you have already elected to receive the Reports electronically, you will not be affected by this change and need not take any action. If you wish to receive the Reports and other SEC disclosure documents from us electronically, please contact us at 1-855-920-9713.

This Prospectus sets forth a description of all material features about the Contract and the Variable Account that a prospective investor should know before investing. This Prospectus also describes all material state variations to the Contract. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission ("SEC"), contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

We are not a Financial Intermediary. We are not registered as an investment adviser with the SEC or any state securities regulatory authority. We are not acting in any fiduciary capacity with respect to your Contract nor are we acting in any capacity on behalf of any Qualified Plan. The information in this Prospectus does not constitute personalized investment advice or financial planning advice.

Please read this Prospectus carefully. You should keep a copy for future reference.

DEFINITIONS

"We", "us", "our", "Protective Life", and "Company"   refer to Protective Life Insurance Company. "You", "your" and "Owner" refer to the person(s) who has been issued a Contract.

Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date.

Administrative Office   Protective Life Insurance Company, P. O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).

Advisory Fee   Advisory Fees are fees paid to your Financial Intermediary for providing investment advice regarding your Contract and for managing your Contract Value. Advisory Fees may be paid directly by you or, subject to certain restrictions, be paid out of your Contract Value.

Annual Withdrawal Amount or AWA   The maximum amount that may be withdrawn from the Contract under the SecurePay rider each Contract Year after the Benefit Election Date without reducing the Benefit Base.

Annuity Date   The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option   The payout option under which the Company makes annuity income payments.

Annuity Value   The amount we apply to the Annuity Option you have ~~selected.~~selected. In general, this is equal to the Contract Value minus applicable premium tax.

Assumed Investment Return   The assumed annual rate of return used to calculate the amount of the variable income payments.

Benefit Election Date   The date you choose to start your SecurePay Withdrawals.

Benefit Period   The period between the Benefit Election Date and any event which would cause the rider to terminate.

Code   The Internal Revenue Code of 1986, as amended.

Contract   The Schwab Genesis Advisory Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary   The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value   Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year   Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

Covered Person   The person or persons upon whose lives the benefits of the SecurePay rider, as applicable, are based. There may not be more than two Covered Persons.

DCA   Dollar cost averaging.

DCA Accounts   A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.

Death Benefit   The amount we pay to the beneficiary if an Owner dies before the Annuity Date.

Due Proof of Death   Receipt at our Administrative Office of a certified death certificate or judicial order from a court of competent jurisdiction or similar tribunal.

Excess Withdrawals   Any portion of a withdrawal that, when aggregated with all prior withdrawals during a Contract Year, exceeds the maximum withdrawal amount permitted under one of the Protected Lifetime Income Benefits.

Financial Intermediary   A bank, or an investment adviser registered as such with the SEC or state securities regulatory authorities.

Fixed Account   A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

Fund   Any investment portfolio in which a corresponding Sub-Account invests.

Good Order ("good order")   A request or transaction generally is considered in "Good Order" if we receive it in our Administrative Office within the time limits, if any, prescribed in this Prospectus for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is

signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the request or transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to effect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Investment Options affected by the requested transaction; the signatures of all Owners (exactly as indicated on the Contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner's consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your registered representative before submitting the form or request.

Guaranteed Account   The Fixed Account, the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

Investment Option   Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

Issue Date   The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

Maximum Annuity Date   The latest date on which you must surrender or annuitize the Contract, currently the oldest Owner's or Annuitant's 95th birthday.

Monthly Anniversary Date   The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.

Owner   The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract.

Prohibited Allocation Instruction   An instruction from you to allocate Purchase Payments or Contract Value or to take withdrawals that is not consistent with the Allocation Guidelines and Restrictions required in order to maintain SecurePay ~~benefit.~~ rider. If we receive a Prohibited Allocation Instruction, we will terminate your SecurePay ~~benefit.~~ rider.

Protected Lifetime Income Benefits   The optional SecurePay benefit offered with the Contract.

Purchase Payment   The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts   Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Qualified Plans   Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Rate Sheet Prospectus Supplement   A periodic supplement to this Prospectus which sets forth the current fees for the SecurePay rider as well as Maximum Withdrawal percentage under the SecurePay living benefit rider available when you purchase your Contract. See "PROTECTED LIFETIME INCOME BENEFIT ('SECUREPAY") – Determining the Amount of Your SecurePay Withdrawals."

Rider Issue Date   The date a Protected Lifetime Income Benefit rider is issued.

RightTime   The ability to purchase the Protected Lifetime Income Benefit rider, SecurePay, after your Contract is issued, so long as you satisfy the rider's issue requirements and the rider is still available for sale.

Sub-Account   A separate division of the Variable Account.

Valuation Date   Each day on which the New York Stock Exchange is open for business.

Valuation Period   The period which begins at the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time) on any Valuation Date and ends at the close of regular trading on the next Valuation Date. A Valuation Period ends earlier if the New York Stock Exchange closes early on certain scheduled days (such as the Friday after Thanksgiving or Christmas Eve) or in case of an emergency.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. The expenses shown are based on expenses incurred for the year ended December 31, 2019. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses[1] . . . . (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.03%	–	1.87%

[1] The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in the Contract, including owner transaction expenses, Variable Account Annual Expenses (mortality and expense risk charge, administration charge, and any optional rider charges), and both maximum and minimum Total Annual Fund Operating Expenses.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year. The examples do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of the Owner, and that if such fees were reflected, costs would be higher.

- The first example assumes that you purchased the SecurePay rider with RightTime at the maximum and current rider fees.

- The second example assumes that you have not purchased the the SecurePay rider.

- The examples also assume that the Return of Purchase Payments Death Benefit is in effect, and that all Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees.

- The examples do not reflect premium taxes, which may range up to 3.5% depending on the jurisdiction.

(1) If you purchased the SecurePay rider under RightTime:

~~If you surrender, annuitize[1] or remain invested in the Contract at the end of the applicable time period:~~

(i) ~~reflecting the maximum charge:~~

	1 year	3 years	5 years	10 years
~~Maximum Fund Expense~~	~~$408~~	~~$1234~~	~~$2074~~	~~$4235~~
~~Minimum Fund Expense~~	~~$238~~	~~$ 732~~	~~$1252~~	~~$2674~~

(ii) ~~reflecting the current charge:~~

	1 year	3 years	5 years	10 years
~~Maximum Fund Expense~~	~~$318~~	~~$970~~	~~$1645~~	~~$3438~~
~~Minimum Fund Expense~~	~~$147~~	~~$456~~	~~$ 787~~	~~$1722~~

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(1)

If you surrender, annuitize[2] or remain invested in the Contract at the end of the applicable time period:

reflecting the maximum charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$408	$1234	$2074	$4235
Minimum Fund Expense.	$238	$ 732	$1252	$2674

(2) If you have not purchased the SecurePay rider:

~~If you surrender, annuitize[1] or remain invested in the Contract at the end of the applicable time period:~~

	~~1 year~~	~~3 years~~	~~5 years~~	~~10 years~~
~~Maximum Fund Expense. . . . .~~	~~$208~~	~~$642~~	~~$1102~~	~~$2371~~
~~Minimum Fund Expense . . . .~~	~~$ 36~~	~~$114~~	~~$ 200~~	~~$ 450~~

If you surrender, annuitize[2] or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$208	$642	$1102	$2371
Minimum Fund Expense.	$ 36	$114	$ 200	$ 450

Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

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[1]

[2] *You may not annuitize your Contract within ~~1 year~~ 3 years of the Issue Date. For more information, see "ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date." The death benefit fee does not apply after the Annuity Date.*

that the number of transfers or the cost of processing such transfers is excessive. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. For more information about transfers, how to request transfers and limitations on transfers, see "Transfers — *Limitations on Transfers*". We also deduct from your Contract Value charges for any optional benefits and riders applicable to your Contract, such as the Return of Purchase Payments Death Benefit and the SecurePay rider.

We will deduct any applicable state premium tax from Purchase Payments or Contract Value if premium taxes apply to your Contract. The Funds' investment management fees and other operating expenses are more fully described in the prospectuses for the Funds.

(See the "FEES AND EXPENSES" tables preceding this Summary and the "CHARGES AND DEDUCTIONS" section later in this Prospectus.)

What is the SecurePay Rider?

The SecurePay rider guarantees the right to make withdrawals based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed even if your Contract Value declines due to poor market performance. You may select the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. The SecurePay rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased.

Note: We do not accept Purchase Payments after the Benefit Election Date or those we receive two years or more after the Rider Issue Date, whichever comes first.

Under the SecurePay rider, withdrawals may be made over the lifetime of persons designated under the rider, provided the rider's requirements are satisfied. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA. Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits. All withdrawals, including SecurePay Withdrawals, will reduce the Contract Value and the death benefit under the Contract, and may be subject to federal and state income taxes, as well as a 10% federal tax penalty if made prior to age ~~59 ½.~~59½.

Under the SecurePay rider your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with the rider's Allocation Guidelines and Restrictions. These Allocation Guidelines and Restrictions require you to allocate all of your Purchase Payments and Contract Value in accordance with Allocation by Investment Category guidelines or eligible Benefit Allocation Model Portfolios. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay rider are probably not appropriate for you. Please see "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS."

We charge an additional fee if you purchase the SecurePay rider. If you elect the rider, you will begin paying this fee as of the date the SecurePay rider is issued. You may not cancel the SecurePay rider for the first ten years following the date of its issue. To purchase the SecurePay rider, the youngest Owner and Annuitant must be age 60 or older and the oldest Owner and Annuitant must be age 85 or younger on the Rider Issue Date. (See "THE SECUREPAY RIDER.")

Withdrawals ~~from your Contract~~ under the SecurePay rider while your Contract Value is greater than zero are withdrawals of your own money and will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. ~~Therefore, it~~ It is possible ~~that~~ the ~~Owner may~~ Company will not ~~receive~~ have to make lifetime ~~income~~ benefit income payments ~~derived~~ to the Owner from the ~~Company's~~ Company's own assets.

What is the RightTime Option?

You may elect the SecurePay rider at the time you purchase your Contract, or you may purchase the rider later under our RightTime option *so long as you satisfy the rider's issue requirements and the rider is still available for sale*. If you purchase the rider under the RightTime option, the rider will be subject to the terms and conditions in effect at the time the rider is ~~issued. Currently, the annual rider fee is [the same] for the SecurePay rider if you exercise the RightTime option to elect the rider than if you elect the rider when you purchase your Contract. See "PROTECTED LIFETIME INCOME BENEFITS."~~issued.

What Annuity Options are available?

We apply the Annuity Value to an Annuity Option on the Annuity Date, unless you choose to receive that amount in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "ANNUITY PAYMENTS.")

We will terminate a SecurePay rider if in effect on the Annuity Date. (See "Protected Lifetime Income Benefits.") If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If you choose to annuitize before the Maximum Annuity Date, we will contact you if the Annuity Value would result in smaller payments than the Annual Withdrawal Amount value. We will inform you of the smaller payments associated with annuitizing and we will confirm which option you would prefer.

You should discuss annuity options with your financial adviser.

Is the Contract available for qualified retirement plans?

You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. For example, the Contract gives you the right to annuitize and receive annuity payments, and it offers several benefits such as the Return of Purchase Payments Death Benefit and the SecurePay rider. There ~~are~~ may be costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "DESCRIPTION OF THE CONTRACT, The Contract," and "FEDERAL TAX MATTERS, Qualified Retirement Plans.")

Where may I find financial information about the Sub-Accounts?

You may find financial information about the Sub-Accounts in Appendix D to this Prospectus and in the Statement of Additional Information.

Can Advisory Fees be paid from the Contract Value?

The fee that your Financial Intermediary charges you for the management of the Contract Value ("Advisory Fee") is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee). Subject to certain restrictions, you may elect to have the Advisory Fee paid out of your Contract Value. In order to do so, you will need to fill out an instruction or form authorizing these payments ("Advisory Fee Authorization"). ~~The~~ If you have selected the SecurePay rider, you may not elect to have Advisory Fees paid out of your Contract Value.The deduction of the Advisory Fee will reduce your Contract Value and, as a result, also may reduce the death benefits under your Contract and the potential for increases in the SecurePay ~~Pro~~ rider benefits. We will not treat Advisory Fees paid from your Contract as taxable withdrawals for income tax reporting purposes if certain conditions are ~~met.~~ met. See "Description of the Contract – Surrenders and Withdrawals – Payment of Advisory Fees" for more information on the applicable ~~conditions.~~ conditions. Regardless of whether we tax report Advisory Fees from your Contract, federal and/or state taxing authorities could determine that such Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you attained age 59½. We may begin tax reporting Advisory Fees as withdrawals at any time, including retroactively, and withhold tax from such amounts accordingly if we conclude that such treatment is more appropriate under federal income tax law, such as if the Internal Revenue Service provides guidance requiring such treatment. You should consult with your tax adviser regarding the tax treatment of Advisory Fees deducted from your Contract Value. (See "DESCRIPTION OF THE CONTRACT, *Payment of Advisory Fees*" and "FEDERAL TAX MATTERS.")

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life Insurance Company

The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities and extended service contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2019, Protective Life had total assets of approximately $120.5 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), a U.S. insurance holding company and a wholly-owned subsidiary of ~~The~~ Dai-ichi Life ~~Insurance Company, Limited~~ Holdings, Inc. ("Dai-ichi"). Dai-ichi is a top 20 global life insurance company. Dai-ichi's stock is traded on the Tokyo Stock Exchange. As of December 31, 2019, PLC had total assets of approximately $121.1 billion.

The assets of Protective Life's general account support its insurance and annuity obligations and are subject to its general liabilities from business operations and to claims by its creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or the SecurePay rider), are paid from Protective Life's general account, any amounts that Protective Life may pay under the Contract in excess of Variable Account value are subject to its financial strength and claims-paying ability. It is important to note that there is no guarantee that Protective Life will always be able to meet its claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider Protective Life's financial strength and claims paying ability to meet its obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

PLICO Variable Annuity Account S

The PLICO Variable Annuity Account S is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on ~~October 11, 1993.~~ July 2, 2020. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of a separate account under federal securities laws.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts. Your Contract Value in the Sub-Accounts is part of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

Administration

Protective Life Insurance Company performs the Contract administration at its Administrative Office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the investment companies listed below.

If you select the SecurePay rider your options for allocating Purchase Payments and Contract Value will be ~~restricted.~~ restricted, to limit the risk that we will be required to make lifetime payments from our General Account. You must allocate your Purchase Payments and Contract Value in accordance with our Allocation Guidelines and Restrictions. In general, the required allocations under these guidelines focus on conservative, high quality bond funds, combine bond funds and growth stock funds, or emphasize growth stock funds while including a significant weighting of bond funds with a goal of seeking to provide income and/or capital appreciation while avoiding excessive risk. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account that the 1940 Act or other applicable law or regulation requires or permits.

DESCRIPTION OF THE CONTRACT

The following sections describe the Contracts currently being offered.

The Contract

The Schwab Genesis Advisory Variable Annuity Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life.

Use of the Contract in Qualified Plans

You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. For example, the Contract gives you the right to annuitize and receive annuity payments, and it offers several benefits such as the Return of Purchase Payments Death Benefit and the SecurePay rider. There ~~are~~ may be costs and expenses under the Contract related to these benefits and features. ***You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a Qualified Plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.***

Parties to the Contract

Owner

The Owner is the person or persons who own the Contract and is entitled to exercise all rights and privileges provided in the Contract. Two persons may own the Contract together. In the case of two Owners, provisions relating to action by the Owner means both Owners acting together. Protective Life may accept instructions from one Owner on behalf of all Owners via the internet and only to transfer Contract Value among and/or between Sub-Accounts. Protective Life will only issue a Contract prior to each Owner's 86th birthday. Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. In the case of Owners who are nonnatural persons, age restrictions apply to the Annuitant.

The Owner of this Contract may be changed by Written Notice provided:

1. each new Owner's 86th birthday is after the Issue Date; and
2. each new Owner's 95th birthday is on or after the Annuity Date.

For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of whether the Return of Purchase Payments Death Benefit has been selected. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "TAXATION OF ANNUITIES IN GENERAL.") If you select the SecurePay rider, changing and/or adding Owners may result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

Beneficiary

The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of the Owner.

Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner's death.

If no Beneficiary designation is in effect or if no Beneficiary is living at the time of the Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Date, the Beneficiary will become the new Owner.

The automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments.") There may be federal and state income tax consequences to automatic withdrawals from the Contract, including the possible imposition of a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59½. You should consult your tax adviser before participating in any withdrawal program. (See "Taxation of Surrenders and Withdrawals.")

When you elect the automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. Automatic withdrawals will be taken pro-rata from the Investment Options in proportion to the value each Investment Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

If any automatic withdrawal transaction would result in a Contract Value of less than $5,000 after the withdrawal, the transaction will not be completed and the automatic withdrawal plan will terminate. Once automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $5,000 again. The automatic withdrawal plan may be discontinued by the Owner by Written Notice at any time for any reason. Upon receipt of Due Proof of Death of an Owner at our Administrative Office, we will terminate the automatic withdrawal plan.

There is no charge for the automatic withdrawal plan. We reserve the right to discontinue the automatic withdrawal plan upon written notice to you. If you select the SecurePay rider under your Contract, any automatic withdrawal plan in effect will terminate on the Benefit Election Date.

Note: If you purchase the SecurePay rider, however, you should consider whether to elect an automatic withdrawal plan, keeping in mind that any withdrawals taken before the Benefit Election Date will proportionately reduce the rider's Benefit Base, which is used to determine the amount of the SecurePay withdrawals available to you, in the same proportion that each withdrawal reduces the Contract Value on the date of the withdrawal. Automatic withdrawals will ultimately reduce the value of the SecurePay withdrawals available to you. See "PROTECTED LIFETIME INCOME BENEFITS ('SECUREPAY RIDER') – Calculating the Benefit Base before the Benefit Election Date."

Payment of Advisory Fees

You purchased this Contract through a Financial Intermediary that manages your Contract Value for a fee ("Advisory Fee"). The Advisory Fee for this service is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses described in this Prospectus. Subject to certain restrictions, you may elect to have the Advisory Fee paid out of your Contract Value. In order to do so, you will need to fill out an instruction or form authorizing these payments (an "Advisory Fee ~~Authorization").~~ Authorization"). We will deduct the Advisory Fee per the Owner's instructions as set forth on the Advisory Fee Authorization on a monthly, quarterly, or annual basis. The Advisory Fee will be assessed as a percentage of the Contract Value. If you have selected the SecurePay rider, you may not elect to have Advisory Fees paid out of your Contract Value.

Generally, we will not treat the Advisory Fee paid from your Contract Value as a taxable withdrawal if certain conditions are met. In that regard, the IRS has issued multiple private letter rulings (PLRs) concluding that similar advisory fees paid from qualified annuity contracts (such as IRAs) do not result in taxable distributions from such contracts. More recently, between August 2019 and March 2020, the IRS issued 20 PLRs reaching the same conclusion with respect to similar advisory fees paid from non-qualified annuity contracts. PLRs generally can be relied upon only by the taxpayers who obtained them. Protective Life has not obtained such a PLR as of the date of this prospectus, but plans to do so in the future. In any event, Protective Life will follow the conclusions reached in those PLRs, provided that the requirements of those PLRs are met. The requirements of the PLRs are the following:

- You and your investment adviser must provide a written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your adviser.

- The Advisory Fee may not exceed an amount equal to an annual rate of 1.5% of the Contract's Contract Value and they may be used to compensate your adviser only for investment advice provided to you with respect to the Contract and not for any other services.

- During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the Owner, may not pay such Advisory Fees directly to the adviser.

- The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and to Advisory Fees accrued but not yet paid.

Because the only IRS guidance addressing the treatment of advisory fees paid from your Contract are PLRs rather than more precedential guidance, the federal income tax treatment of Advisory Fees paid from your Contract Value remains somewhat uncertain. Regardless of how Protective Life treats the payment of such Advisory Fees for tax reporting purposes, federal and/or state taxing authorities could determine that the Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you attained age 59½. You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your ContractValue and consider whether paying such Advisory Fees from another source might be more appropriate for you. (See "FEDERAL TAX MATTERS" and "ADVISORY FEES PAID FROM YOUR CONTRACT VALUE.")

The deduction of the Advisory Fee will reduce your Contract Value, but will not be treated as a withdrawal and will not reduce the value of your Benefit Base or adjusted aggregate Purchase Payments for the Return of Purchase Payments Death Benefit. However, because such deduction will reduce the Contract Value, the death benefits under the Contract may also be reduced, perhaps significantly. Ongoing deductions will also not count as withdrawals under the SecurePay rider, however, they will reduce the Contract Value and therefore may limit the potential for increasing the rider's Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.

Generally, we will not treat the Advisory Fee paid from your Contract Value as a taxable withdrawal if certain conditions are met. In that regard, the IRS has issued multiple private letter rulings (PLRs) concluding that similar advisory fees paid from qualified annuity contracts (such as IRAs) do not result in taxable distributions from such contracts. More recently, between August 2019 and March 2020, the IRS issued 20 PLRs reaching the same conclusion with respect to similar advisory fees paid from non-qualified annuity contracts. PLRs generally can be relied upon only by the taxpayers who obtained them. Protective Life has not obtained such a PLR as of the date of this prospectus, but plans to do so in the future. In any event, Protective Life will follow the conclusions reached in those PLRs, provided that the requirements of those PLRs are met. To meet those requirements, you and your investment adviser must provide a written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your adviser. The Advisory Fees may not exceed an amount equal to an annual rate of 1.5% of the Contract's Contract Value and they may be used to compensate your adviser only for investment advice provided to you with respect to the Contract and not for any other services. During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the Owner, may not pay such Advisory Fees directly to the adviser. The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and to Advisory Fees accrued but not yet paid. Because the only IRS guidance addressing the treatment of advisory fees paid from your Contract are PLRs rather than more precedential guidance, the federal income tax treatment of Advisory Fees paid from your Contract Value remains somewhat uncertain. Regardless of how Protective Life treats the payment of such Advisory Fees for tax reporting purposes, federal and/or state taxing authorities could determine that the Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you attained age 59½. You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your ContractValue Contract Value and consider whether paying such Advisory Fees from another source might be more appropriate for you. (See"FEDERAL TAX MATTERS" and "ADVISORY FEES PAID FROM YOUR CONTRACT VALUE.")

Maximum Permitted Advisory Fee Paid from Contract Value. If you elect to have the Advisory Fee paid out of your Contract Value, we will deduct the amount of the Fee pro-rata from the Investment Options (*i.e.*, in the same proportion that each Investment Option has to Contract Value). The maximum Advisory Fee permitted to be deducted from your Contract Value is 1.5%. If you have selected the optional Return of Purchase Payments Death Benefit the maximum Advisory Fee permitted to be deducted from your Contract Value is 1.0%. If you an Owner chooses to have selected Advisory Fees deducted from the Contract Value and subsequently elects the SecurePay rider, you may not elect to rider under the RightTime option, the Owner can no longer have his or her Advisory Fees paid out of your deducted from the Contract Value.

Once you submit the Advisory Fee Authorization to us to pay your Advisory Fee from your Contract Value, we will continue to make such payments unless you or your Financial Intermediary instruct us to terminate such payment. Owners or their Financial Intermediaries may instruct us to terminate this Advisory Fee Authorization by Written Notice at any time. The Advisory Fee Authorization may also be terminated by telephone, facsimile, automated telephone

Withdrawals under the SecurePay rider while your Contract Value is greater than zero are withdrawals of your own money and will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. It is possible the Company will not have to make lifetime benefit income payments to the Owner from the Company's own assets.

You may purchase the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. See "Purchasing the Optional SecurePay Rider."

SecurePay does not guarantee Contract Value or the performance of any Investment Option.

Important Considerations

- If you purchase the SecurePay rider, your options for allocating Purchase Payments and Contract Value are restricted to limit the risk that the Company will be required to make lifetime payments under the SecurePay rider from Protective Life's general account. See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits".

- You may not make any additional Purchase Payments two years or more after the date the rider is issued (the "Rider Issue Date"), or on or after the Benefit Election Date, whichever comes first. Such restrictions on Purchase Payments after the Benefit Election Date or two years following the Rider Issue Date may limit the ability to increase the Benefit Base, and therefore the AWA, through higher Contract Values on Contract Anniversaries, as well as limit the ability for increase in Contract Value and death benefit values (particularly the Return of Purchase Payments Death Benefit). In most cases, if the Company receives a Purchase Payment two years or more after the Rider Issue Date or on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another variable annuity contract we offer, however, you will be given the option of purchasing a new contract.

If an Owner chooses to pay Advisory Fees from his or her Contract Value, such deductions will not count as withdrawals under the rider and will not reduce the Annual Withdrawal Amount or the Benefit Base, but such ongoing deductions will reduce the Contract Value and therefore may limit the potential for increasing the Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.

- Any change in a Covered Person following the Benefit Election Date (the "Benefit Period"), other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of SecurePay Fees. A change in a Covered Person includes changing and/or adding Owners, Beneficiaries, and Annuitants under your Contract.

- On the Benefit Election Date, we will cancel any existing automatic withdrawal plan that you have established.

- The SecurePay rider may not be available in all states, and we may otherwise limit its availability.

The ways to purchase the SecurePay rider, conditions for continuation of the benefit, process for beginning SecurePay Withdrawals, and the manner in which your AWA is calculated are discussed below.

You should not purchase the SecurePay rider if:

- you expect to take annual withdrawals on or after the Benefit Election Date in excess of the AWA ("Excess Withdrawals") because such Excess Withdrawals may significantly reduce or eliminate the value of the benefit. See "Calculating the Benefit Base On or After the Benefit Election Date, *Excess Withdrawals*"; or

- you expect to take any withdrawals before the Benefit Election Date and any withdrawals on or after the Benefit Election Date in excess of the AWA ("Excess Withdrawals") because such Excess Withdrawals may significantly reduce or eliminate the value of the benefit. See "Calculating the Benefit Base On or After the Benefit Election Date, *Excess Withdrawals*"; or

- you are primarily interested in maximizing the Contract's potential for long-term accumulation rather than building a Benefit Base that will provide guaranteed withdrawals; or

- you do not expect to take SecurePay Withdrawals (especially before the age of 95).

Appendix E demonstrates the operation of the SecurePay rider using hypothetical examples. You should review Appendix E and consult your sales representative to discuss whether SecurePay suits your needs.

ANNUITY PAYMENTS

Annuity Date

On the Issue Date, the Annuity Date is the oldest Owner's or Annuitant's 95th birthday. You may elect a different Annuity Date, provided that it is no later than the oldest Owner's or Annuitant's 95th birthday (the "Maximum Annuity Date"). You may not choose an Annuity Date that is less than 1 year after the Issue Date. Distributions from Qualified Contracts may be required before the Annuity ~~Date. We will terminate the SecurePay rider if in effect on the Annuity Date. (See "PROTECTED LIFETIME INCOME BENEFITS.")~~Date.

If you choose to annuitize before the Maximum Annuity Date, the SecurePay rider will terminate and you will not be entitled to any benefits under the rider, including the Annual Withdrawal Amount. We will contact you if the Annuity Value would result in smaller payments than the Annual Withdrawal Amount value. We will inform you of the smaller payments associated with annuitizing and we will confirm which option you would prefer.

Changing the Annuity Date

The Owner may change the Annuity Date by Written Notice. The new Annuity Date must be at least 30 days after the date we receive Written Notice and no later than the oldest ~~Owner's~~ Owner's or ~~Annuitant's~~ Annuitant's 95th birthday. You may not choose a new Annuity Date that is less than 1 year after the Issue ~~Date.~~Date. You must also elect as your Annuity Option an Annuity Option that provides payments for (1) the life of the Annuitant, (2) the life of the Annuitant for a certain period, or (3) a certain period of no less than 10 years.

Annuity Value

The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Date, less any applicable fees, charges and premium tax on that date. In the circumstances described below, however, we may use an Annuity Value that is higher than the Contract Value.

PayStream Plus® Annuitization Benefit

(not available in New Hampshire or Utah)

If your Annuity Date is on or after your 10th Contract Anniversary and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years, your Annuity Value will be your Contract Value on the Annuity Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

Annuity Income Payments

On the Annuity Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period. You have the option of choosing to receive annuity income payments monthly, quarterly, semi-annually, or annually. If variable income payments are elected, the mortality and expense risk charge and the administration charge will continue to be imposed as part of the net investment factor.

Fixed Income Payments

Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

Variable Income Payments

Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). "Commuted value" is the present value of the future variable income payments made over the selected certain period, discounted back at an Assumed Investment Return. Refer to Appendix C for an explanation of the commuted value calculation. You may not surrender variable income payments if those payments are being made under Annuity Option B (life income with or without a certain period).

Non-Standard Average Annual Total Returns

In addition to the standard version of average annual total return described above, total return performance information computed on non-standard bases may be used in advertisements or sales literature. ~~Non-standard average annual total return information may be presented, computed on the same basis as the standard version except deductions may not include the contract maintenance fee.~~ In addition, Protective Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

Non-standard performance data will only be disclosed if the standard performance data for the periods described in "Standardized Average Annual Total Returns," above, is also disclosed.

Performance Comparisons

Protective Life may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

Other Matters

Protective Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

FEDERAL TAX MATTERS

Introduction

The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address Federal estate, gift, or generation skipping transfer taxes, or any state or local tax consequences associated with the purchase of the Contract. In addition, ***Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.***

be withdrawn or distributed from the Contract (*e.g.,* as a withdrawal, surrender, annuity income payment, or death benefit).

If you exchange part of an existing contract for the Contract, and within 180 days of the exchange you receive a payment other than certain annuity payments (*e.g.,* you make a withdrawal) from either contract, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the Contract could be includible in your income and subject to a 10% penalty tax.

You should consult your tax advisor in connection with an exchange of all or part of an annuity contract for the Contract, especially if you may make a withdrawal from either contract within 180 days after the exchange.

Medicare Hospital Insurance Tax on Certain Distributions

A Medicare hospital insurance tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from non-Qualified Contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others. For more information regarding this tax and whether it may apply to you, please consult your tax advisor.

Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

In the case of Contracts issued after June 8, 1997, to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, that entity's general interest deduction under the Code may be limited. More specifically, a portion of its otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

In General

The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Many Qualified Plans provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. For example, the Contract gives you the right to annuitize and receive annuity payments, and it offers several benefits such as the Return of Purchase Payments Death Benefit and the SecurePay rider. There may be costs and expenses under the Contract related to these benefits and features. Those who are considering the purchase of a Contract for use in connection with a Qualified Plan should consider, in evaluating the suitability of the Contract, that additional Purchase Payments may be limited or not accepted. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. *Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.*

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for surrenders, automatic withdrawals, withdrawals, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

Temporary Rules under the CARES Act

As noted above, on March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), which includes temporary relief from certain of the tax rules applicable to IRAs and qualified plans. The scope and availability of this temporary relief may vary depending on a number of factors, including (1) the type of plan or IRA with which the contract is used, (2) whether a plan sponsor implements a particular type of relief, (3) your specific circumstances, and (4) future guidance issued by the Internal Revenue Service and the Department of Labor. *You should consult with a tax and/or legal adviser to determine if relief is available to you before taking or failing to take any actions involving your IRA or other qualified contract*.

and on the time when distributions must commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), you may "roll over" distributions from certain Qualified Plans on a tax-deferred basis into an IRA.

However, you may not use the Contract in connection with a "Coverdell Education Savings Account" (formerly known as an "Education IRA") under Section 530 of the Code, a "Simplified Employee Pension" under Section 408(k) of the Code, or a "Simple IRA" under Section 408(p) of the Code.

Roth IRAs

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, "qualified distributions" from a Roth IRA will be excludable from income.

A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be either (1) made after the Owner attains the age of 59½; (2) made after the Owner's death; (3) attributable to the Owner being disabled; or (4) a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code. In addition, distributions from Roth IRAs need not commence during the Owner's lifetime. A Roth IRA may accept a "qualified rollover contribution" from a (1) non-Roth IRA, (2) a "designated Roth account" maintained under a Qualified Plan, and (3) certain Qualified Plans of eligible individuals. Special rules apply to rollovers to Roth IRAs from Qualified Plans and from designated Roth accounts under Qualified Plans. You should seek competent advice before making such a rollover.

A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

IRA to IRA Rollovers and Transfers

A rollover contribution is a tax-free movement of amounts from one IRA to another within 60 days after you receive the distribution. In particular, a distribution from a non-Roth IRA generally may be rolled over tax-free within 60 days to another non-Roth IRA, and a distribution from a Roth IRA generally may be rolled over tax-free within 60 days to another Roth IRA. A distribution from a Roth IRA may not be rolled over (or transferred) tax-free to a non-Roth IRA.

A rollover from any one of your IRAs (including IRAs you have with another company) with another IRA is allowed only once within a one-year period. This limitation applies on an aggregate basis and applies to all types of your IRAs, meaning that you cannot make an IRA to IRA rollover if you have made such a rollover involving any of your IRAs in the preceding one-year period. For example, a rollover between your Roth IRAs would preclude a separate rollover within the one-year period between your non-Roth IRAs, and vice versa. The one-year period begins on the date that you receive the IRA distribution, not the date it is rolled over into another IRA.

If the IRA distribution does not satisfy the rollover rules, it may be (1) taxable in the year distributed, (2) subject to a 10% tax on early distributions, and (3) treated as a regular contribution to the recipient IRA, which could result in an excess contribution.

If you inherit an IRA from your spouse, you generally can roll it over into an IRA established for you, or you can choose to make the inherited IRA your own. If you inherited an IRA from someone other than your spouse, you cannot roll it over, make it your own, or allow it to receive rollover contributions.

A rollover from one IRA to another is different from a direct trustee-to-trustee transfer of your IRA assets from one IRA trustee to another IRA trustee. A "trustee-to-trustee" transfer is not considered a rollover and is not subject to the 60-day rollover requirement or the one rollover per year rule. In addition, a rollover between IRAs is different from direct rollovers from certain Qualified Plans to non-Roth IRAs and "qualified rollover contributions" to Roth IRAs.

Pension and Profit-Sharing Plans

Section 401(a) of the Code permits employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. These types of plans may be subject to rules under Sections 401(a)(11) and 417 of the Code that provide rights to a spouse or former spouse of a participant. In such a case, the participant may need the consent of

the spouse or former spouse to change annuity options, to elect a partial automatic withdrawal option, or to make a partial or full surrender of the Contract.

Pension and profit sharing plans are subject to nondiscrimination rules. The nondiscrimination rules generally require that benefits, rights or features of the plan not discriminate in favor of highly compensated employees. In evaluating whether the Contract is suitable for purchase in connection with such a plan, you should consider the extent to which certain aspects of the ~~Contract, e.g., that the Annual~~ Contract ~~Maintenance Fee is waived for Contract Values that are greater than $100,000,~~ may affect the plan's compliance with the nondiscrimination requirements. Violation of these rules can cause loss of the plan's tax favored status under the Code. Employers intending to use the Contract in connection with such plans should seek competent advice.

Section 403(b) Annuity Contracts

Protective Life does not issue Contracts under Section 403(b) of the Code (*i.e.,* tax sheltered annuities or "TSAs").

Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations.

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization under a Section 457 plan will not be treated as an annuity contract for federal income tax purposes. The Contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the Contract.

Protected Lifetime Income Benefits

The Company offers for an additional charge an optional Protected Lifetime Income Benefit rider – the SecurePay rider. As noted above, Qualified Plans are subject to numerous special requirements and there is no authoritative guidance from the IRS on the effects on a Qualified Plan of the purchase of a benefit such as the SecurePay rider. *Plan fiduciaries should consult a tax ~~advisor~~ adviser before purchasing a Qualified Contract with a SecurePay rider because the purchase of a SecurePay rider could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.*

For example, it is unclear whether a SecurePay rider is part of the "balance of the employee's account" within the meaning of Code Section 411(a)(7), and, if so, whether a discontinuance or adjustment in SecurePay coverage (such as upon the participant taking an "excess" withdrawal, or reallocating to another investment option within the plan) can result in an impermissible forfeiture under Code Section 411(a). In addition, certain types of Qualified Plans, such as a profit sharing plan under Section 401(a) of the Code, must comply with certain qualified joint and survivor annuity rules ("QJSA rules") if a participant elects to receive a life annuity. The manner in which the QJSA rules apply to the SecurePay rider is unclear. For example, it is unclear what actions under a SecurePay rider could be viewed as the election of a life annuity triggering certain spousal consent requirements. Noncompliance with the QJSA rules could affect the qualification of the Qualified Plan associated with your Contract. There may be other aspects of the SecurePay rider that could affect a Qualified Plan's tax status which are not discussed here.

When the SecurePay rider is purchased, one of the benefits available is the SecurePay NH. The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe the better characterization of the SecurePay NH benefit is that it is an annuity benefit and the increased AWA payments made under the SecurePay NH benefit are payments from your annuity. However, it is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage or some other type of "incidental benefit." The tax consequences of such a characterization are uncertain, but it could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.

Direct Rollovers

If your Contract is used in connection with a pension or profit-sharing plan qualified under Section 401(a) of the Code, or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under Section 457(b) of the Code, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

EXAMPLE OF SECUREPAY ~~PRO~~ RIDER

The purpose of the following example is to demonstrate the operation of the SecurePay ~~Pro~~ rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower. The example does not reflect the deduction of fees and charges.

Assumptions:

- Joe, 60 years old on the Issue Date
- Purchased the SecurePay ~~Pro~~ Rider at time of Contract Purchase
- Elected Single Life Coverage
- Began making SecurePay Withdrawals 11 years after the Rider Issue Date
- Because Joe was 71 on the Contract Anniversary when he began taking withdrawals, he received the SecurePay withdrawal rate of 4.55%

Contract Year	End of Year Attained Age	Maximum Allowed Withdrawal Percentage	Purchase Payments	Actual Withdrawals	Annual Withdrawal Amount	Annual Withdrawal Amount Balance	Excess Withdrawal	Hypothetical Contract Value	End of Year Benefit Base
At issue	60		100,000	N/A	—	—	—	100,000	100,000[A]
1	61	3.50%	50,000[B]	—	—	—	—	153,975	153,975
2	62	3.50%	—	—	—	—	—	161,676	161,676
3	63	3.50%	—	—	—	—	—	160,300	161,676
4	64	3.50%	—	—	—	—	—	176,543	176,543
5	65	4.00%	—	—	—	—	—	185,796	185,796
6	66	5.00%	—	—	—	—	—	192,345	192,345
7	67	5.00%	—	—	—	—	—	232,976	232,976
8	68	5.00%	—	10,000[C]	—	—	—	228,630	228,630[D]
9	69	5.00%	—	—	—	—	—	249,675	249,675
10	70	5.25%	—	—	—	—	—	265,498	265,498
11	71R	5.25%	—	13,939	13,939[E]	—	—	256,438	265,498
12	72	5.25%	—	13,939	13,939[E]	—	—	245,854	265,498
13	73	5.25%	—	13,939	13,939[E]	—	—	243,965	265,498
14	74	5.25%	—	5,000	13,939[F]	8,939[F]	—	240,951	265,498
15	75	5.25%	—	13,939	13,939[G]	—	—	236,710	265,498
16	76	5.25%	—	13,939	13,939[G]	—	—	227,843	265,498
17	77	5.25%	—	13,939	13,939[G]	—	—	201,496	265,498
18	78	5.25%	—	50,000	13,939[H]	—	36,061H	161,985	214,451[I]

[A] The initial Benefit Base is equal to the initial Purchase Payment of $100,000.

[B] The $50,000 Purchase Payment is added to the current Benefit Base of $100,000 (no purchase payments are allowed beyond the second contract anniversary since SecurePay was purchased). The new Benefit Base is $150,000.

[C] The Benefit Base is reduced due to the $10,000 withdrawal in the same proportion that the withdrawal reduces the Contract Value. The Benefit Base is reduced by 4.2%. The 4.2% reduction is determined by dividing the withdrawal amount ($10,000) by the Contract Value prior to the withdrawal ($238,630). After the withdrawal, the reduced Benefit Base equals $223,213, which is the prior Benefit Base of $232,976 reduced by 4.2%.

[D] The recalculated Benefit Base is equal to $228,630. The recalculated Benefit Base is equal to the greatest of: (a) the reduced Benefit Base of $223,213 or (b) the Contract Value on anniversary of $228,630

[E] For the next three years, Joe takes the full Annual Withdrawal Amount of $13,939. The full Annual Withdrawal Amount of $13,939 is determined by multiplying the Benefit Base ($265,498) by the Maximum Allowed Withdrawal Percentage (5.25%).

[F] In year 14, Joe only takes $5,000 of the available $13,939. The remaining $8,939 is not carried over to the next year.

[G] For years 15-17, Joe takes the full Annual Withdrawal Amount of $13,939, which equals the Benefit Base ($265,498) by the Maximum Allowed Withdrawal Percentage (5.25%).

If you would like to receive a free Statement of Additional Information for the Contracts offered under this Prospectus, please complete, tear off and return this form to Protective Life – Life and Annuity Division, Customer Service Center at the address shown on the front cover. If you would prefer an electronic copy, please include your email address below to receive a link to view and download the document.

Please send me a free copy of the Statement of Additional Information for the Schwab Genesis Advisory Variable Annuity.

_____
Name

_____
Address

_____
City, State, Zip

_____
Daytime Telephone Number

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement has duly caused this Pre-Effective Amendment to the Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on 2020.

PLICO Variable Annuity Account S

By: _____*_____
  Richard J. Bielen, *President*
  Protective Life Insurance Company

PROTECTIVE LIFE INSURANCE COMPANY

By: _____*_____
  Richard J. Bielen, *President*
  Protective Life Insurance Company

As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement on Form N-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
* Richard J. Bielen	Chairman of the Board, President, Chief Executive Officer, and Director (Principal Executive Officer)	2020
* Steven G. Walker	Executive Vice President, Chief Financial Officer, and Director (Principal Financial and Accounting Officer)	2020
* Michael G. Temple	Vice Chairman, Chief Operating Officer, and Director	2020
*BY: /S/ BRAD RODGERS Brad Rodgers *Attorney-in-Fact*		2020

C-7

Exhibit Index

4. (b) Contract Schedule for Individual Contracts
-Filed herein.
5. Form of Contract Application for Individual Flexible Premium Deferred Variable and Fixed Annuity Contract
-Filed herein.

8. (r) Participation Agreement (Great West Funds)
-Filed herein.

8. (s) Participation Agreement (Schwab Genesis Advisory Funds)
-Filed herein.

10. (a) Consent of Eversheds Sutherland (US) LLP
-Filed herein.

10. (b) Consent of PricewaterhouseCoopers LLP
-Filed herein.

10. (c) Consent of KPMG LLP
-Filed herein.

PROSPECTUS
October , 2020

Schwab Genesis Variable Annuity™

Protective Life Insurance Company
PLICO Variable Annuity Account S
P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330
www.protective.com

This Prospectus describes an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company (the "Contract"). The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

You generally may allocate your investment in the Contract among the Guaranteed Account and the Sub-Accounts of the PLICO Variable Annuity Account S. ~~The~~ If you elect the SecurePay Life rider, the options for allocating Purchase Payments and Contract Value will be restricted.~~The~~ value of your Contract that is allocated to the Sub-Account will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts. Once the you begin taking withdrawals under the SecurePay Life rider or beginning two years after the date the SecurePay Life rider is issued, whichever comes first, you will not be able to make any additional Purchase Payments under the Contract. This restriction on further Purchase Payments may limit: (1) the ability to increase Contract Value; (2) death benefits (such as the Return of Purchase Payments Death Benefit); and (3) the values under the SecurePay Life ~~rider. ~~rider. The Sub-Accounts invest in the following Funds:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco Oppenheimer V.I.Global Fund, Series II
Invesco Oppenheimer V.I. Government Money Fund, Series I
Invesco Oppenheimer V.I. Main Street Fund, Series II
Invesco V.I. Balanced Risk Allocation Fund, Series II
Invesco V.I. Comstock Fund, Series II
Invesco V.I. Equity and Income Fund, Series II
Invesco V.I. Global Real Estate Fund, Series II
Invesco V.I. Government Securities Fund, Series II
Invesco V.I. Growth and Income Fund, Series II
Invesco V.I. International Growth Fund, Series II

American Funds Insurance Series®
IS Asset Allocation Fund, Class 4
IS Blue Chip Income and Growth Fund, Class 4
IS Bond Fund, Class 4
IS Capital Income Builder® Fund, Class 4
IS Global Growth Fund, Class 4
IS Global Growth and Income Fund, Class 4
IS Global Small Capitalization Fund, Class 4
IS Growth Fund, Class 4
IS Growth-Income Fund, Class 4
IS International Fund, Class 4
IS New World Fund®, Class 4
IS US Government, Class 4

Clayton Street Trust
Protective Life Dynamic Allocation Series-Conservative Portfolio
Protective Life Dynamic Allocation Series-Growth Portfolio
Protective Life Dynamic Allocation Series-Moderate Portfolio

Fidelity® Variable Insurance Products
VIP Investment Grade Bond Portfolio, SC2
VIP Mid Cap Portfolio, SC2

Franklin Templeton Variable Insurance Products Trust
Franklin Flex Cap Growth VIP Fund, Class 2
Franklin Income VIP Fund, Class 2
Franklin Mutual Global Discovery VIP Fund, Class 2
Franklin Mutual Shares VIP Fund, Class 2
Franklin Rising Dividends VIP Fund, Class 2
Franklin Small Cap Value VIP Fund, Class 2
Franklin Small-Mid Cap Growth VIP Fund, Class 2
Franklin Strategic Income VIP Fund, Class 2
Templeton Developing Markets VIP Fund, Class 2
Templeton Foreign VIP Fund, Class 2
Templeton Global Bond VIP Fund, Class 2

Goldman Sachs Variable Insurance Trust
Core Fixed Income Fund, Service Class
Global Trends Allocation Fund, Service Class
Growth Opportunities Fund, Service Class
Mid Cap Value Fund, Service Class
Strategic Growth Fund, Service Class

Great-West Funds, Inc.
Great-West Bond Index Fund, Investor Class

Legg Mason Partners Variable Equity Trust
ClearBridge Variable Mid Cap Portfolio, Class II
ClearBridge Variable Small Cap Growth Portfolio, Class II

Lord Abbett Series Fund, Inc.
Bond-Debenture Portfolio, Value Class
Dividend Growth Portfolio, Value Class (formerly Calibrated Dividend Growth Portfolio, Value Class)
Fundamental Equity Portfolio, Value Class
Growth Opportunities Portfolio, Value Class

PIMCO Variable Insurance Trust
All Asset Portfolio, Advisor Class
Global Diversified Allocation Portfolio, Advisor Class
Long-Term US Government Portfolio, Advisor Class
Low Duration Portfolio, Advisor Class
Real Return Portfolio, Advisor Class
Short-Term Portfolio, Advisor Class
Total Return Portfolio, Advisor Class

Royce Capital Fund
Small-Cap Fund, Service Class

Schwab® Variable Insurance Trust
Schwab® Government Money Market Portfolio
Schwab® S&P 500 Index Portfolio
Schwab® VIT Balanced Portfolio
Schwab® VIT Balanced with Growth Portfolio
Schwab® VIT Growth Portfolio

Beginning January 1, 2021, we will no longer send you paper copies of shareholder reports for the Funds ("Reports") unless you specifically request paper copies from us. Instead, the Reports will be available on a website. We will notify you by mail each time the Reports are posted. The notice will provide the website links to access the Reports as well as instructions for requesting paper copies. If you wish to continue receiving your Reports in paper free of charge from us, please call 1-855-920-9713. Your election to receive the Reports in paper will apply to all Funds available with your Contract. If you have already elected to receive the Reports electronically, you will not be affected by this change and need not take any action. If you wish to receive the Reports and other SEC disclosure documents from us electronically, please contact us at 1-855-920-9713.

This Prospectus sets forth a description of all material features about the Contract and the Variable Account that a prospective investor should know before investing. This Prospectus also describes all material state variations to the Contract. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission ("SEC"), contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

~~We are not a Financial Intermediary. We are not registered as an investment adviser with the SEC or any state securities regulatory authority. We are not acting in any fiduciary capacity with respect to your Contract nor are we acting in any capacity on behalf of any Qualified Plan. The information in this Prospectus does not constitute personalized investment advice or financial planning advice.~~

Please read this Prospectus carefully. You should keep a copy for future reference.

The Schwab Genesis Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

signatures of all Owners (exactly as indicated on the Contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner's consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your registered representative before submitting the form or request.

Guaranteed Account   The Fixed Account, the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

Investment Option   Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

Issue Date   The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

Maximum Annuity Date   The latest date on which you must surrender or annuitize the Contract, currently the oldest Owner's or Annuitant's 95th birthday.

Monthly Anniversary Date   The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.

Owner   The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract.

Prohibited Allocation Instruction   An instruction from you to allocate Purchase Payments or Contract Value or to take withdrawals that is not consistent with the Allocation Guidelines and Restrictions required in order to maintain SecurePay ~~benefit.~~ rider. If we receive a Prohibited Allocation Instruction, we will terminate your SecurePay ~~benefit.~~ rider.

Protected Lifetime Income Benefits   The optional SecurePay benefit offered with the Contract.

Purchase Payment   The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts   Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Qualified Plans   Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Rate Sheet Prospectus Supplement   A periodic supplement to this Prospectus which sets forth the current fees for the SecurePay rider as well as Maximum Withdrawal percentage under the SecurePay living benefit rider available when you purchase your Contract. See "PROTECTED LIFETIME INCOME BENEFIT ('SECUREPAY') – Determining the Amount of Your SecurePay Withdrawals."

Rider Issue Date   The date a Protected Lifetime Income Benefit rider is issued.

RightTime   The ability to purchase the Protected Lifetime Income Benefit rider, SecurePay, after your Contract is issued, so long as you satisfy the rider's issue requirements and the rider is still available for sale.

Sub-Account   A separate division of the Variable Account.

Valuation Date   Each day on which the New York Stock Exchange is open for business.

Valuation Period   The period which begins at the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time) on any Valuation Date and ends at the close of regular trading on the next Valuation Date. A Valuation Period ends earlier if the New York Stock Exchange closes early on certain scheduled days (such as the Friday after Thanksgiving or Christmas Eve) or in case of an emergency.

Variable Account   The PLICO Variable Annuity Account S, a separate investment account of Protective Life.

Written Notice   A notice or request submitted in writing in Good Order that we receive at the Administrative Office via U.S. postal service or nationally recognized overnight delivery service. Please note that we use the term "written notice" in lower case to refer to a notice that we may send to you.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. The expenses shown are based on expenses incurred for the year ended December 31, 2019. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses[1] . . . . (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.03 %	–	1.87%

[1] *The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.*

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in the Contract, including owner transaction expenses, Variable Account Annual Expenses (mortality and expense risk charge, administration charge, and any optional rider charges), and both maximum and minimum Total Annual Fund Operating Expenses.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year.

- The first example assumes that you purchased the SecurePay rider with RightTime at the maximum and current rider fees.

- The second example assumes that you have not purchased the the SecurePay rider.

- The examples also assume that the Return of Purchase Payments Death Benefit is in effect, and that all Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees.

- The examples do not reflect premium taxes, which may range up to 3.5% depending on the jurisdiction.

(1) If you purchased the SecurePay rider under RightTime:

    (a) If you surrender, annuitize[1] or remain invested in the Contract at the end of the applicable time period:

        (i) reflecting the maximum charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense.	$423	$1278	$2145	$4362
Minimum Fund Expense	$277	$ 848	$1444	$3052

        (ii) reflecting the current charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense.	$333	$1014	$1718	$3578
Minimum Fund Expense	$186	$ 574	$ 987	$2138

If you surrender, annuitize[1] or remain invested in the Contract at the end of the applicable time period:

reflecting the maximum charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$423	$1278	$2145	$4362
Minimum Fund Expense.	$277	$ 848	$1444	$3052

---

[1] *You may not annuitize your Contract within 3 years after we accept your most recent Purchase Payment. For more information, see "ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date." The death benefit fee does not apply after the Annuity Date.*

(2) If you have not purchased the SecurePay rider:

(a) ~~If you surrender, annuitize⁽¹⁾ or remain invested in the Contract at the end of the applicable time period:~~

	~~1 year~~	~~3 years~~	~~5 years~~	~~10 years~~
~~Maximum Fund Expense~~	~~$223~~	~~$688~~	~~$1179~~	~~$2528~~
~~Minimum Fund Expense~~	~~$ 75~~	~~$236~~	~~$ 410~~	~~$ 915~~

If you surrender, annuitize⁽¹⁾ or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$223	$688	$1179	$2528
Minimum Fund Expense	$ 75	$236	$ 410	$ 915

Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

⁽¹⁾ *You may not annuitize your Contract within 3 years after we accept your most recent Purchase Payment. For more information, see "ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date." The death benefit fee does not apply after the Annuity Date.*

The Contract

What is the Schwab Genesis Variable Annuity Contract?

The Schwab Genesis Variable Annuity is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See "The Contract.")

What are the Company's obligations under the Contract?

The benefits under the Contract are paid by us from our general account assets and/or your Contract Value held in the Variable Account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, or the SecurePay rider) are paid from our general account, any amounts that we may pay under the Contract in excess of Variable Account value are subject to our financial strength and claims-paying ability.

It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

How may I purchase a Contract?

Protective Life sells the Contracts through ~~financial advisers associated with Financial Intermediaries such as investment advisers~~ registered ~~with~~ representatives of broker-dealers. We pay commissions and other compensation to the ~~SEC or state securities regulatory authorities (registered investment advisers) or banks.~~ broker-dealers for selling the Contracts. (See "DISTRIBUTION OF THE CONTRACTS.")

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the ~~Financial Intermediary~~ broker-dealer you have selected. (See "Issuance of a Contract.")

What are the Purchase Payments?

The minimum amount that Protective Life will accept as an initial Purchase Payment is $5,000. Purchase Payments may be made at any time prior to the oldest Owner's or Annuitant's 86th birthday. The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. If you purchase the SecurePay rider, the automatic purchase payment plan will terminate two years after the Rider Issue Date. The maximum aggregate Purchase Payment(s) we will accept without prior Administrative Office approval is $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000, such as limiting the death benefit options that are available under your Contract.

If you purchase the SecurePay rider, you cannot make any Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever comes first. (See "SecurePay"). *We reserve the right to limit, suspend, or reject any and all Purchase Payments at any time.* We will give written notice at least five (5) days before any changes to Purchase Payment limitations go into effect. (See "Purchase Payments.")

Can I cancel the Contract?

You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value in states where permitted. This amount may be more or less than the Purchase Payments. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payments. (See "Right to Cancel.")

Can I transfer amounts in the Contract?

Before the Annuity Date, you may transfer amounts among the Investment Options. There are, however, limitations on transfers: any transfer must be at least $100; no amounts may be transferred into a DCA Account.

that the number of transfers or the cost of processing such transfers is excessive. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. For more information about transfers, how to request transfers and limitations on transfers, see "Transfers — *Limitations on Transfers*". We also deduct from your Contract Value charges for any optional benefits and riders applicable to your Contract, such as the Return of Purchase Payments Death Benefit and the SecurePay rider.

We will deduct any applicable state premium tax from Purchase Payments or Contract Value if premium taxes apply to your Contract. The Funds' investment management fees and other operating expenses are more fully described in the prospectuses for the Funds.

(See the "FEES AND EXPENSES" tables preceding this Summary and the "CHARGES AND DEDUCTIONS" section later in this Prospectus.)

What is the SecurePay Rider?

The SecurePay rider guarantees the right to make withdrawals based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed even if your Contract Value declines due to poor market performance. You may select the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. The SecurePay rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased.

Note: We do not accept Purchase Payments after the Benefit Election Date or those we receive two years or more after the Rider Issue Date, whichever comes first.

Under the SecurePay rider, withdrawals may be made over the lifetime of persons designated under the rider, provided the rider's requirements are satisfied. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA. Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits. All withdrawals, including SecurePay Withdrawals, will reduce the Contract Value and the death benefit under the Contract, and may be subject to federal and state income taxes, as well as a 10% federal tax penalty if made prior to age ~~59 ½.~~59½.

Under the SecurePay rider your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with the rider's Allocation Guidelines and Restrictions. These Allocation Guidelines and Restrictions require you to allocate all of your Purchase Payments and Contract Value in accordance with Allocation by Investment Category guidelines or eligible Benefit Allocation Model Portfolios. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay rider are probably not appropriate for you. Please see "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS."

We charge an additional fee if you purchase the SecurePay rider. If you elect the rider, you will begin paying this fee as of the date the SecurePay rider is issued. You may not cancel the SecurePay rider for the first ten years following the date of its issue. To purchase the SecurePay rider, the youngest Owner and Annuitant must be age 60 or older and the oldest Owner and Annuitant must be age 85 or younger on the Rider Issue Date. (See "THE SECUREPAY RIDER.")

Withdrawals ~~from your Contract~~ under the SecurePay rider while your Contract Value is greater than zero are withdrawals of your own money and will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. ~~Therefore, it~~ It is possible ~~that~~ the ~~Owner may~~ Company will not ~~receive~~ have to make lifetime ~~income~~ benefit income payments ~~derived~~ to the Owner from the ~~Company's~~ Company's own assets.

What is the RightTime Option?

You may elect the SecurePay rider at the time you purchase your Contract, or you may purchase the rider later under our RightTime option *so long as you satisfy the rider's issue requirements and the rider is still available for sale*. If you purchase the rider under the RightTime option, the rider will be subject to the terms and conditions in effect at the time the rider is ~~issued. Currently, the annual rider fee is 0.10% higher for the SecurePay rider if you exercise the RightTime option to elect the rider than if you elect the rider when you purchase your Contract. See "PROTECTED LIFETIME INCOME BENEFITS."~~issued.

What Annuity Options are available?

We apply the Annuity Value to an Annuity Option on the Annuity Date, unless you choose to receive that amount in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "ANNUITY PAYMENTS.")

We will terminate a SecurePay rider if in effect on the Annuity Date. (See "Protected Lifetime Income Benefits.") If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If you choose to annuitize before the Maximum Annuity Date, we will contact you if the Annuity Value would result in smaller payments than the Annual Withdrawal Amount value. We will inform you of the smaller payments associated with annuitizing and we will confirm which option you would prefer.

You should discuss annuity options with your financial adviser.

Is the Contract available for qualified retirement plans?

You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. For example, the Contract gives you the right to annuitize and receive annuity payments, and it offers several benefits such as the Return of Purchase Payments Death Benefit and the SecurePay rider. There ~~are~~ may be costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "DESCRIPTION OF THE CONTRACT, The Contract," and "FEDERAL TAX MATTERS, Qualified Retirement Plans.")

Where may I find financial information about the Sub-Accounts?

You may find financial information about the Sub-Accounts in Appendix D to this Prospectus and in the Statement of Additional Information.

Other contracts

We issue other types of annuity contracts and insurance policies that also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of their sub-accounts and may offer different benefits than the Contract. To obtain more information about these other contracts and policies, you may contact our Administrative Office in writing or by telephone.

Federal Tax Status

Generally all earnings on the investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from a non-Qualified Contract, which includes a surrender or withdrawal or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply to distributions from non-Qualified as well as Qualified Contracts. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. (See "FEDERAL TAX MATTERS.")

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life Insurance Company

The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities and extended service contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2019, Protective Life had total assets of approximately $120.5 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), a U.S. insurance holding company and a wholly-owned subsidiary of ~~The~~ Dai-ichi Life ~~Insurance Company, Limited~~ Holdings, Inc. ("Dai-ichi"). Dai-ichi is a top 20 global life insurance company. Dai-ichi's stock is traded on the Tokyo Stock Exchange. As of December 31, 2019, PLC had total assets of approximately $121.1 billion.

The assets of Protective Life's general account support its insurance and annuity obligations and are subject to its general liabilities from business operations and to claims by its creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or the SecurePay rider), are paid from Protective Life's general account, any amounts that Protective Life may pay under the Contract in excess of Variable Account value are subject to its financial strength and claims-paying ability. It is important to note that there is no guarantee that Protective Life will always be able to meet its claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider Protective Life's financial strength and claims paying ability to meet its obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

PLICO Variable Annuity Account S

The PLICO Variable Annuity Account S is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on ~~October 11, 1993.~~ July 2, 2020. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of a separate account under federal securities laws.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts. Your Contract Value in the Sub-Accounts is part of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

Administration

Protective Life Insurance Company performs the Contract administration at its Administrative Office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the investment companies listed below.

If you select the SecurePay rider your options for allocating Purchase Payments and Contract Value will be ~~restricted.~~ restricted, to limit the risk that we will be required to make lifetime payments from our General Account. You must allocate your Purchase Payments and Contract Value in accordance with our Allocation Guidelines and Restrictions. In general, the required allocations under these guidelines focus on conservative, high quality bond funds, combine bond funds and growth stock funds, or emphasize growth stock funds while including a significant weighting of bond funds with a goal of seeking to provide income and/or capital appreciation while avoiding excessive risk. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account that the 1940 Act or other applicable law or regulation requires or permits.

DESCRIPTION OF THE CONTRACT

The following sections describe the Contracts currently being offered.

The Contract

The Schwab Genesis Variable Annuity Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life.

Use of the Contract in Qualified Plans

You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. For example, the Contract gives you the right to annuitize and receive annuity payments, and it offers several benefits such as the Return of Purchase Payments Death Benefit and the SecurePay rider. There are may be costs and expenses under the Contract related to these benefits and features. ***You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a Qualified Plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.***

Parties to the Contract

Owner

The Owner is the person or persons who own the Contract and is entitled to exercise all rights and privileges provided in the Contract. Two persons may own the Contract together. In the case of two Owners, provisions relating to action by the Owner means both Owners acting together. Protective Life may accept instructions from one Owner on behalf of all Owners via the internet and only to transfer Contract Value among and/or between Sub-Accounts. Protective Life will only issue a Contract prior to each Owner's 86th birthday. Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. In the case of Owners who are nonnatural persons, age restrictions apply to the Annuitant.

The Owner of this Contract may be changed by Written Notice provided:

1. each new Owner's 86th birthday is after the Issue Date; and

2. each new Owner's 95th birthday is on or after the Annuity Date.

For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of whether the Return of Purchase Payments Death Benefit has been selected. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "TAXATION OF ANNUITIES IN GENERAL.") If you select the SecurePay rider, changing and/or adding Owners may result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

Beneficiary

The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of the Owner.

>   Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

>   Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner's death.

If no Beneficiary designation is in effect or if no Beneficiary is living at the time of the Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Date, the Beneficiary will become the new Owner.

transfers (you must transfer the same amount each time), the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated.

Portfolio Rebalancing

Before the Annuity Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts ("portfolio rebalancing"). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

You may elect portfolio rebalancing to occur on the 1st through the 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Portfolio rebalancing ceases when we receive Due Proof of Death of the Owner at our Administrative Office. The Contract Value will remain in the Investment Options as of the date we receive Due Proof of Death of the Owner. A surviving spouse who elects to continue the Contract and become the new Owner, or any Beneficiary who elects to receive payment of the Death Benefit over their lifetime or within 5 years of the Owner's death, may provide us with new Contract allocation instructions. See "DEATH BENEFIT – Payment of the Death Benefit."

There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner at any time for any reason.

Surrenders and Withdrawals

At any time before the Annuity Date, you may request a surrender of or withdrawal from your Contract. Federal and state income taxes may apply to surrenders and withdrawals (including withdrawals made under the SecurePay rider), and a 10% federal penalty tax may apply if the surrender or withdrawal occurs before the Owner reaches age 59½. (See "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders.") A surrender value may be available under certain Annuity Options. (See "Annuitization.") In accordance with SEC regulations, surrenders and withdrawals are payable within 7 calendar days of our receiving your request in "good order" at our Administrative Office. (See "Suspension or Delay in Payments.") A surrender or withdrawal request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office.

Surrenders

At any time before the Annuity Date, you may request a surrender of your Contract for its surrender value either by Written Notice or by facsimile. Surrenders requested by facsimile are subject to limitations. Currently, we accept requests by facsimile for surrenders of Contracts that have a Contract Value of $50,000 or less. For Contracts that have a Contract Value greater than $50,000, we will only accept surrender requests by Written Notice. We may eliminate your ability to request a surrender by facsimile or change the requirements for your ability to request a surrender by facsimile for any Contract or class of Contracts at any time without prior notice. We will pay you the surrender value in a lump sum.

Withdrawals

At any time before the Annuity Date, you may request a withdrawal of your Contract Value provided the Contract Value remaining after the withdrawal is at least $5,000. ~~If you request~~ We will treat a request for withdrawal that ~~would reduce~~ reduces your Contract Value below $5,000 or a request for withdrawal while your Contract Value is below $5,000, ~~then~~ as a request to surrender your Contract. If you make such a request, we will ~~consider~~ first attempt to contact you to confirm your instruction to surrender the Contract before we process the request and pay you the surrender value in a lump sum. If we are unable to ~~be not~~ contact you within five days of our receipt of your request in Good ~~Order and~~ Order, we will ~~notify you that we will not~~ process your ~~request. Please note that if you select the SecurePay 5 rider or the Protective Income Manager rider special withdrawal rules apply. (See "Protected Lifetime Income Benefits.")~~ request as a request for surrender.

life of the Covered Person(s). Annual aggregate withdrawals that exceed the AWA will result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will reduce the Benefit Base and corresponding AWA. SecurePay Withdrawals are guaranteed, even if the Contract Value falls to zero after the Benefit Election Date (which is the earliest date you may begin taking SecurePay Withdrawals), if you satisfy the SecurePay rider requirements.

Withdrawals under the SecurePay rider while your Contract Value is greater than zero are withdrawals of your own money and will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. It is possible the Company will not have to make lifetime benefit income payments to the Owner from the Company's own assets.

You may purchase the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. See "Purchasing the Optional SecurePay Rider."

SecurePay does not guarantee Contract Value or the performance of any Investment Option.

Important Considerations

- If you purchase the SecurePay rider, your options for allocating Purchase Payments and Contract Value are restricted to limit the risk that the Company will be required to make lifetime payments under the SecurePay rider from Protective Life's general account. See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits".

- You may not make any additional Purchase Payments two years or more after the date the rider is issued (the "Rider Issue Date"), or on or after the Benefit Election Date, whichever comes first. Such restrictions on Purchase Payments after the Benefit Election Date or two years following the Rider Issue Date may limit the ability to increase the Benefit Base, and therefore the AWA, through higher Contract Values on Contract Anniversaries, as well as limit the ability for increase in Contract Value and death benefit values (particularly the Return of Purchase Payments Death Benefit). In most cases, if the Company receives a Purchase Payment two years or more after the Rider Issue Date or on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another variable annuity contract we offer, however, you will be given the option of purchasing a new contract.

- Any change in a Covered Person following the Benefit Election Date (the "Benefit Period"), other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of SecurePay Fees. A change in a Covered Person includes changing and/or adding Owners, Beneficiaries, and Annuitants under your Contract.

- On the Benefit Election Date, we will cancel any existing automatic withdrawal plan that you have established.

- The SecurePay rider may not be available in all states, and we may otherwise limit its availability.

The ways to purchase the SecurePay rider, conditions for continuation of the benefit, process for beginning SecurePay Withdrawals, and the manner in which your AWA is calculated are discussed below.

You should not purchase the SecurePay rider if:

- you expect to take ~~annual~~ any withdrawals before the Benefit Election Date and any withdrawals on or after the Benefit Election Date in excess of the AWA ("Excess Withdrawals") because such Excess Withdrawals may significantly reduce or eliminate the value of the benefit. See "Calculating the Benefit Base On or After the Benefit Election Date, *Excess Withdrawals*"; or

- you are primarily interested in maximizing the Contract's potential for long-term accumulation rather than building a Benefit Base that will provide guaranteed withdrawals; or

- you do not expect to take SecurePay Withdrawals (especially before the age of 95).

Appendix E demonstrates the operation of the SecurePay rider using hypothetical examples. You should review Appendix E and consult your sales representative to discuss whether SecurePay suits your needs.

Purchasing the Optional SecurePay Rider

You may purchase the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. The Owner (or older Owner) or Annuitant must be age 85 or younger and the youngest Owner and Annuitant must be age 60 or older on the Rider Issue Date. Where the Owner

- All Contract withdrawals taken on or after the Benefit Election Date are considered either SecurePay Withdrawals or Excess Withdrawals and are subject to the Annual Withdrawal Amount.

- You may not make additional Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever comes first. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another variable annuity contract we offer, however, you will be given the option of purchasing a new contract.

- You may limit the value of the benefit if you begin taking SecurePay Withdrawals too soon. For example, SecurePay Withdrawals reduce your Contract Value (but not the Benefit Base) and may limit the potential for increasing the Benefit Base through higher Contract Values on Contract Anniversaries. Also, if your Benefit Election Date is within the two years of the Rider Issue Date, you will shorten the period of time during which you could increase your Benefit Base because you may not make additional Purchase Payments on or after the Benefit Election Date.

- Conversely, if you delay establishing the Benefit Election Date, you may shorten the Benefit Period due to life expectancy, thereby limiting the time during which you may take SecurePay Withdrawals, so you may be paying for a benefit you are not using.

Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits.

Please consult your sales representative regarding the appropriate time for you to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

Important Considerations

- *All* withdrawals, including SecurePay Withdrawals, reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59½. See "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders."

- **The SecurePay rider is designed for you to take SecurePay Withdrawals each Contract ~~Year.~~ Year after the Benefit Election Date. SecurePay Withdrawals are aggregate withdrawals during any Contract Year on or after the Benefit Election Date that do not exceed the Annual Withdrawal Amount. Aggregate withdrawals during any Contract Year on or after the Benefit Election Date that exceed the Annual Withdrawal Amount are "Excess Withdrawals." You should not purchase the SecurePay rider if you intend to take Excess Withdrawals.**

  - **Excess Withdrawals could reduce your Benefit Base by substantially more than the actual amount of the withdrawal (described below).**

  - **Excess Withdrawals may result in a significantly lower AWA in the future.**

  - **Excess Withdrawals may significantly reduce or eliminate the value of the SecurePay benefit.**

If you would like to make an Excess Withdrawal and are uncertain how an Excess Withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of the Excess Withdrawal.

Rate Sheet Prospectus Supplement Information

The Rate Sheet Prospectus Supplement contains the Maximum Withdrawal Percentage(s) and the current fee for the SecurePay rider applicable to contracts applied for while that Rate Sheet Prospectus Supplement remains in effect (the "Effective Period"). The Effective Period is described in each Rate Sheet Prospectus Supplement. See "Maximum Withdrawal Percentage".

In order for us to use the percentages in any particular Rate Sheet Prospectus Supplement, your necessary application information must be signed during it's Effective Period. We must receive your necessary application information and payment of at least the minimum initial Purchase Payment ($5,000) within ten calendar days of the end of the Effective Period. If you plan to pay the initial Purchase Payment by exchanging another annuity contract that you own, we must receive your necessary application information within ten calendar days of the end of the Effective Period and the exchanged amount within 90 calendar days of the end of the Effective Period. If those conditions (the "Rate Sheet Eligibility Conditions") are met, or if the then current Rate Sheet Prospectus Supplement

percentages are identical to those **set forth in the Rate Sheet Prospectus Supplement** attached to your prospectus, we will follow our established procedures for issuing the Contract. See "Issuance of a Contract."

If any of these conditions are not met, we will consider your application not to be in Good Order. In that case, we will inform your financial ~~advisor~~ adviser and request instructions as whether to apply the initial Purchase Payment and issue the Contract with the percentages in effect under the current Rate Sheet Prospectus Supplement or cancel the application and return your Purchase Payment. If your financial ~~advisor~~ adviser instructs us to issue the Contract, we will provide you with the Rate Sheet Prospectus Supplement that applies to your Contract and an amendment to your application upon delivery of the Contract. If we are unable to contact your financial ~~advisor~~ adviser within five business days after we determine the application is not in Good Order, we will return your Purchase Payment. You, or your financial ~~advisor~~ adviser may also instruct us to issue the Contract without the SecurePay rider. Once we receive both the necessary application information and at least the minimum initial Purchase Payment, we will follow our established procedures for issuing the Contract.

If any of the Rate Sheet Eligibility Conditions are not met because of reasons reasonably beyond your control, Protective Life may, in its sole discretion, modify, terminate, suspend or waive the Rate Sheet Eligibility Conditions on such terms and conditions as it deems advisable (each a "Rate Sheet Eligibility Condition Change"). Any such Rate Sheet Eligibility Condition Change shall be effected by the Company on a basis that is not unfairly discriminatory.

Percentages reflected in a Rate Sheet Prospectus Supplement with an Effective Period that does not include the date you signed your application will not apply to your Contract. You should not purchase the SecurePay rider without first obtaining the applicable Rate Sheet Prospectus Supplement. Please contact us at 1-800-456-6330 to obtain the current Rate Sheet Prospectus Supplement. The current Rate Sheet Prospectus Supplement is also available online at ~~https://protective.onlineprospectus.net/protective/SchwabGenesisindex.html~~ https://protective.onlineprospectus.net/protective/SchwabGenesisVariableAnnuityindex.html and www.sec.gov under File Number ~~[333-XXXXXX].~~ 333-240192. No new Rate Sheet Prospectus Supplement that supersedes a prior Rate Sheet Prospectus Supplement will become effective unless written notice of effectiveness of the new Rate Sheet Prospectus Supplement is given at least 10 business days in advance. The relevant information from all superseded Rate Sheet Prospectus Supplements can be found in Appendix H to the Prospectus.

Determining the Amount of Your SecurePay Withdrawals

The AWA is the maximum amount of SecurePay Withdrawals permitted each Contract Year. We determine your initial AWA as of the end of the Valuation Period during which we receive your completed SecurePay Benefit Election form at our Administrative Office in "good order" by multiplying your Benefit Base on that date by the "Maximum Withdrawal Percentage" applicable to your Contract and determined according to the Rate Sheet Prospectus Supplement effective when you purchase it. The Benefit Election form will be deemed in "good order" if it is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office.

Maximum Withdrawal Percentage

The Maximum Withdrawal Percentage is set forth in the Rate Sheet Prospectus Supplement attached to your prospectus. See "Rate Sheet Prospectus Supplement Information."

Under certain circumstances, we may increase your AWA. See "SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home," and "Required Minimum Distributions." In no event will the AWA increase once the Contract Value is reduced to zero and an Annuity Date is established. (See "Reduction of Contract Value to Zero.")

Calculating the Benefit Base Before the Benefit Election Date

The Benefit Base is used to calculate the AWA and determine the SecurePay Fee. As the Benefit Base increases, both the AWA and the amount of the SecurePay Fee increase. Your Benefit Base can never be more than $5 million.

> **Note: The Benefit Base is *only* used to calculate the AWA and the SecurePay Fee; it is not a cash value, surrender value, or death benefit, it is not available to Owners, it is not a minimum return for any Sub-Account, and it is not a guarantee of any Contract Value.**

If the rider is purchased at issue, your initial Benefit Base is equal to your initial purchase payments. If the rider is added through RightTime, your initial Benefit Base is equal to your Contract Value on the Rider Issue Date.

Thereafter, we increase the Benefit Base dollar-for-dollar for each Purchase Payment made within 2 years of the Rider Issue Date. **We reduce the Benefit Base for each withdrawal from the Contract prior to the Benefit Period in the same proportion that each withdrawal reduces the Contract Value as of the date we process the withdrawal request.**

Death Benefit Fees

Return of Purchase Payments Death Benefit. If you select the Return of Purchase Payments Death Benefit, we assess a fee to compensate us for the cost of providing this optional death benefit. The fee is deducted from Contract Value and equal, on an annualized basis, to 0.20% of your death benefit value measured on each Monthly Anniversary Date. The value of your Return of Purchase Payments Death Benefit on any Monthly Anniversary Date is the greatest of (1) your Contract Value or (2) your Purchase Payments less withdrawals. (See "DEATH BENEFIT, Return of Purchase Payment Death Benefit" for a more complete description.)

SecurePay Fee

We deduct a fee for the SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. Accordingly, you must have transferred some assets from your DCA Account to Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged.

Information regarding the current fee for the SecurePay Life rider can be found in the Rate Sheet Prospectus Supplement that accompanies your Prospectus. See "Rate Sheet Prospectus Supplement Information." We reserve the right to increase the SecurePay Fee up to the maximum if, in our sole discretion, such change is necessary or appropriate to mitigate the risks and costs Protective Life assumes in offering the riders. We will not increase the SecurePay Fee above a maximum of 2.00% (2.20% under RightTime) of the Benefit Base, however.

If we increase the SecurePay Fee, we will give you at least 30 days' written notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value (*i.e.*, your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. See "SecurePay."

Transfer Fee

Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year if Protective Life determines, in its sole discretion, that the number of transfers or the cost of processing such transfers is excessive. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Investment Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Fund Expenses

The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund's assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Premium Taxes

Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a withdrawal or surrender, death or annuitization.

Other Taxes

Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

Other Information

We sell the Contracts through ~~financial advisors associated with Financial Intermediaries.~~ registered representatives of broker-dealers. These ~~financial advisors~~ registered representatives are also appointed and licensed as insurance agents of Protective ~~Life.~~ Life. We pay commissions and other compensation to the broker-dealers for selling the Contracts. You do not directly pay the commissions and other compensation, we do. We intend to recover

commissions and other compensation, marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See "DISTRIBUTION OF THE CONTRACTS" for more information about ~~these expenses.~~payments we make to the broker-dealers.

ANNUITY PAYMENTS

Annuity Date

On the Issue Date, the Annuity Date is the oldest Owner's or Annuitant's 95th birthday. You may elect a different Annuity Date, provided that it is no later than the oldest Owner's or Annuitant's 95th birthday (the "Maximum Annuity Date"). You may not choose an Annuity Date that is less than 1 year after the Issue Date. Distributions from Qualified Contracts may be required before the Annuity ~~Date. We will terminate the SecurePay rider if in effect on the Annuity Date. (See "PROTECTED LIFETIME INCOME BENEFITS.")~~Date.

If you choose to annuitize before the Maximum Annuity Date, the SecurePay rider will terminate and you will not be entitled to any benefits under the rider, including the Annual Withdrawal Amount. We will contact you if the Annuity Value would result in smaller payments than the Annual Withdrawal Amount value. We will inform you of the smaller payments associated with annuitizing and we will confirm which option you would prefer.

Changing the Annuity Date

The Owner may change the Annuity Date by Written Notice. The new Annuity Date must be at least 30 days after the date we receive Written Notice and no later than the oldest ~~Owner's~~ Owner's or ~~Annuitant's~~ Annuitant's 95th birthday. You may not choose a new Annuity Date that is less than 3 years after the most recent Purchase Payment. You ~~also~~ must also elect as your Annuity Option ~~either~~ an Annuity Option that provides payments for (1) the life of the Annuitant, (2) the life of the Annuitant ~~with no~~ for a certain ~~period~~ period, or ~~for~~ (3) a certain period of no less than 10 years.

Annuity Value

The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Date, less any applicable fees, charges and premium tax on that date. In the circumstances described below, however, we may use an Annuity Value that is higher than the Contract Value.

PayStream Plus® Annuitization Benefit

(not available in New Hampshire or Utah)

If your Annuity Date is on or after your 10th Contract Anniversary and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years, your Annuity Value will be your Contract Value on the Annuity Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

Annuity Income Payments

On the Annuity Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period. You have the option of choosing to receive annuity income payments monthly, quarterly, semi-annually, or ~~annually.~~annually. If variable income payments are elected, the mortality and expense risk charge and the administration charge will continue to be imposed as part of the net investment factor.

Fixed Income Payments

Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

Variable Income Payments

Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). "Commuted value" is the present value of the future variable income payments made over the selected certain period, discounted back at an Assumed

RETIREMENT PLANS, Required Minimum Distributions Upon Your Death." After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.

**YIELDS AND TOTAL RETURNS**

From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. ***These figures are based on historic results and do not indicate or project future performance.***

Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses, including any 12b-1 fees. Certain of the expenses of each Fund may be reimbursed by the investment manager. See the prospectuses for the Funds.

Yields

The yield of the Invesco Oppenheimer V.I. Government Money Fund Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The SEC Standardized yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The SEC Standardized effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account (except the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

Information regarding the current yield of the Invesco Oppenheimer V.I. Government Money Fund Sub-Account as well as the performance of the other Sub-Accounts can be found at https://apps.myprotective.com/vavulperformance/Views/default.aspx. Both SEC standardized and non-SEC standardized data are available.

Total Returns

The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

Standardized Average Annual Total Returns

The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This SEC standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied under the Contract ~~and any surrender charges that would apply~~ if you terminated the Contract at the end of each indicated period, but excluding any deductions for premium taxes.

When a Sub-Account has been in operation prior to the commencement of the offering of the Contract described in this Prospectus, Protective Life may advertise and include in sales literature the performance of the Sub-Accounts for these prior periods. The Sub-Account performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

Until a Sub-Account (other than the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the

be withdrawn or distributed from the Contract (*e.g.,* as a withdrawal, surrender, annuity income payment, or death benefit).

If you exchange part of an existing contract for the Contract, and within 180 days of the exchange you receive a payment other than certain annuity payments (*e.g.,* you make a withdrawal) from either contract, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the Contract could be includible in your income and subject to a 10% penalty tax.

You should consult your tax advisor in connection with an exchange of all or part of an annuity contract for the Contract, especially if you may make a withdrawal from either contract within 180 days after the exchange.

Medicare Hospital Insurance Tax on Certain Distributions

A Medicare hospital insurance tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from non-Qualified Contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others. For more information regarding this tax and whether it may apply to you, please consult your tax advisor.

Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

In the case of Contracts issued after June 8, 1997, to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, that entity's general interest deduction under the Code may be limited. More specifically, a portion of its otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

In General

The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Many Qualified Plans provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. For example, the Contract gives you the right to annuitize and receive annuity payments, and it offers several benefits such as the Return of Purchase Payments Death Benefit and the SecurePay rider. There may be costs and expenses under the Contract related to these benefits and features. Those who are considering the purchase of a Contract for use in connection with a Qualified Plan should consider, in evaluating the suitability of the Contract, that additional Purchase Payments may be limited or not accepted. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. *Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.*

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for surrenders, automatic withdrawals, withdrawals, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

Temporary Rules under the CARES Act

As noted above, on March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), which includes temporary relief from certain of the tax rules applicable to IRAs and qualified plans. The scope and availability of this temporary relief may vary depending on a number of factors, including (1) the type of plan or IRA with which the contract is used, (2) whether a plan sponsor implements a particular type of relief, (3) your specific circumstances, and (4) future guidance issued by the Internal Revenue Service and the Department of Labor. *You should consult with a tax and/or legal adviser to determine if relief is available to you before taking or failing to take any actions involving your IRA or other qualified contract*.

If you would like to receive a free Statement of Additional Information for the Contracts offered under this Prospectus, please complete, tear off and return this form to Protective Life – Life and Annuity Division, Customer Service Center at the address shown on the front cover. If you would prefer an electronic copy, please include your email address below to receive a link to view and download the document.

Please send me a free copy of the Statement of Additional Information for the Schwab Genesis Variable Annuity.

_____

Name

_____

Address

_____

City, State, Zip

_____

Daytime Telephone Number

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement has duly caused this Pre-effective Amendment to the Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on , 2020.

PLICO Variable Annuity Account S

By: _____ *
  Richard J. Bielen, *President*
  Protective Life Insurance Company

PROTECTIVE LIFE INSURANCE COMPANY

By: _____ *
  Richard J. Bielen, *President*
  Protective Life Insurance Company

As required by the Securities Act of 1933, this Pre-effective Amendment to the Registration Statement on Form N-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
* _____ Richard J. Bielen	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	, 2020
* _____ Steven G. Walker	Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	, 2020
* _____ Michael G. Temple	Vice Chairman, Chief Operating Officer, and Director	, 2020
*BY: /s/ Alyson Saad _____ Alyson Saad *Attorney-in-Fact*		, 2020

C-7

Exhibit Index

4. (b) Contract Schedule for Individual Contracts
- Filed herein.

5. Form of Contract Application for Individual Flexible Premium Deferred Variable and Fixed Annuity Contract
 - Filed herein.
8. (q) Participation Agreement (Great-West Funds, Inc.)
 - Filed herein.
8. (r) Participation Agreement (Schwab Variable Insurance Trust)
 - Filed herein.
10. (a) Consent of Eversheds Sutherland (US) LLP
 - Filed herein.
10. (b) Consent of PricewaterhouseCoopers LLP
 -Filed herein.
10. (c) Consent of KPMG LLP
 -Filed herein.
26. (a) Protective Life Corporation and Dai-ichi Life Holdings, Inc. Organizational Chart
- Filed herein.

PROSPECTUS
October __, 2020

Schwab Genesis Advisory Variable Annuity NY™

Protective Life and Annuity Insurance Company
PLAIC Variable Annuity Account S
P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330
www.protective.com

This Prospectus describes an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life and Annuity Insurance Company (the "Contract"). The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans. This Contract is only available through Financial Intermediaries that may charge an Advisory Fee for their services. The fee that your Financial Intermediary charges you for the management of the Contract Value ("Advisory Fee") is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee). If the Owner elects to pay the Advisory Fee from his or her Contract Value, then this deduction may reduce the death benefits and may be subject to federal and state income taxes and a 10% federal penalty tax. **Certain Contract features and/or certain investment options offered under the Contract may not be available through all Financial Intermediaries.** For further details, please contact us at 1-800-456-6330.

You generally may allocate your investment in the Contract among the Guaranteed Account and the Sub-Accounts of the PLAIC Variable Annuity Account S. The If you elect the SecurePay Life rider, the options for allocating Purchase Payments and Contract Value will be restricted.The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts. Once the you begin taking withdrawals under the SecurePay Life rider or beginning two years after the date the SecurePay Life rider is issued, issued, whichever comes first, you will not be able to make any additional Purchase Payments under the Contract. This restriction on further Purchase Payments may limit: (1) the ability to in increase Contract Value; (2) death benefits (such as the Return of Purchase Payments Death Benefit); and (3) the values under the SecurePay Life rider. The Sub-Accounts invest in the following Funds:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco Oppenheimer V.I.Global Fund, Series II
Invesco Oppenheimer V.I. Government Money Fund, Series I
Invesco Oppenheimer V.I. Main Street Fund, Series II
Invesco V.I. Balanced Risk Allocation Fund, Series II
Invesco V.I. Comstock Fund, Series II
Invesco V.I. Equity and Income Fund, Series II
Invesco V.I. Global Real Estate Fund, Series II
Invesco V.I. Government Securities Fund, Series II
Invesco V.I. Growth and Income Fund, Series II
Invesco V.I. International Growth Fund, Series II

American Funds Insurance Series®
IS Asset Allocation Fund, Class 4
IS Blue Chip Income and Growth Fund, Class 4
IS Bond Fund, Class 4
IS Capital Income Builder® Fund, Class 4
IS Global Growth Fund, Class 4
IS Global Growth and Income Fund, Class 4
IS Global Small Capitalization Fund, Class 4
IS Growth Fund, Class 4
IS Growth-Income Fund, Class 4
IS International Fund, Class 4
IS New World Fund®, Class 4
IS US Government, Class 4

Clayton Street Trust
Protective Life Dynamic Allocation Series-Conservative Portfolio
Protective Life Dynamic Allocation Series-Growth Portfolio
Protective Life Dynamic Allocation Series-Moderate Portfolio

Fidelity® Variable Insurance Products
VIP Investment Grade Bond Portfolio, SC2
VIP Mid Cap Portfolio, SC2

Franklin Templeton Variable Insurance Products Trust
Franklin Flex Cap Growth VIP Fund, Class 2
Franklin Income VIP Fund, Class 2
Franklin Mutual Global Discovery VIP Fund, Class 2
Franklin Mutual Shares VIP Fund, Class 2
Franklin Rising Dividends VIP Fund, Class 2
Franklin Small Cap Value VIP Fund, Class 2
Franklin Small-Mid Cap Growth VIP Fund, Class 2
Franklin Strategic Income VIP Fund, Class 2
Templeton Developing Markets VIP Fund, Class 2
Templeton Foreign VIP Fund, Class 2
Templeton Global Bond VIP Fund, Class 2

Goldman Sachs Variable Insurance Trust
Core Fixed Income Fund, Service Class
Global Trends Allocation Fund, Service Class
Growth Opportunities Fund, Service Class
Mid Cap Value Fund, Service Class
Strategic Growth Fund, Service Class

Great-West Funds, Inc.
Great-West Bond Index Fund, Investor Class

Legg Mason Partners Variable Equity Trust
ClearBridge Variable Mid Cap Portfolio, Class II
ClearBridge Variable Small Cap Growth Portfolio, Class II

Lord Abbett Series Fund, Inc.
Bond-Debenture Portfolio, Value Class
Dividend Growth Portfolio, Value Class (formerly Calibrated Dividend Growth Portfolio, Value Class)
Fundamental Equity Portfolio, Value Class
Growth Opportunities Portfolio, Value Class

PIMCO Variable Insurance Trust
All Asset Portfolio, Advisor Class
Global Diversified Allocation Portfolio, Advisor Class
Long-Term US Government Portfolio, Advisor Class
Low Duration Portfolio, Advisor Class
Real Return Portfolio, Advisor Class
Short-Term Portfolio, Advisor Class
Total Return Portfolio, Advisor Class

Royce Capital Fund
Small-Cap Fund, Service Class

Schwab® Variable Insurance Trust
Schwab® Government Money Market Portfolio
Schwab® S&P 500 Index Portfolio
Schwab® VIT Balanced Portfolio
Schwab® VIT Balanced with Growth Portfolio
Schwab® VIT Growth Portfolio

Beginning January 1, 2021, we will no longer send you paper copies of shareholder reports for the Funds ("Reports") unless you specifically request paper copies from us. Instead, the Reports will be available on a website. We will notify you by mail each time the Reports are posted. The notice will provide the website links to access the Reports as well as instructions for requesting paper copies. If you wish to continue receiving your Reports in paper free of charge from us, please call 1-855-920-9713. Your election to receive the Reports in paper will apply to all Funds available with your Contract. If you have already elected to receive the Reports electronically, you will not be affected by this change and need not take any action. If you wish to receive the Reports and other SEC disclosure documents from us electronically, please contact us at 1-855-920-9713.

This Prospectus sets forth a description of all material features about the Contract and the Variable Account that a prospective investor should know before investing. This Prospectus also describes all material state variations to the Contract. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission ("SEC"), contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

We are not a Financial Intermediary. We are not registered as an investment adviser with the SEC or any state securities regulatory authority. We are not acting in any fiduciary capacity with respect to your Contract nor are we acting in any capacity on behalf of any Qualified Plan. The information in this Prospectus does not constitute personalized investment advice or financial planning advice.

Please read this Prospectus carefully. You should keep a copy for future reference.

DEFINITIONS

"We", "us", "our", "Protective Life", and "Company" refer to Protective Life and Annuity Insurance Company. "You", "your" and "Owner" refer to the person(s) who has been issued a Contract.

Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date.

Administrative Office Protective Life and Annuity Insurance Company, P. O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life and Annuity Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).

Advisory Fee Advisory Fees are fees paid to your Financial Intermediary for providing investment advice regarding your Contract and for managing your Contract Value. Advisory Fees may be paid directly by you or, subject to certain restrictions, be paid out of your Contract Value.

Annual Withdrawal Amount or AWA The maximum amount that may be withdrawn from the Contract under the SecurePay rider each Contract Year after the Benefit Election Date without reducing the Benefit Base.

Annuity Date The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option The payout option under which the Company makes annuity income payments.

Annuity Value The amount we apply to the Annuity Option you have ~~selected.~~selected. In general, this is equal to the Contract Value minus applicable premium tax.

Assumed Investment Return The assumed annual rate of return used to calculate the amount of the variable income payments.

Benefit Election Date The date you choose to start your SecurePay Withdrawals.

Benefit Period The period between the Benefit Election Date and any event which would cause the rider to terminate.

Code The Internal Revenue Code of 1986, as amended.

Contract The Schwab Genesis Advisory Variable Annuity NY, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

Covered Person The person or persons upon whose lives the benefits of the SecurePay rider, as applicable, are based. There may not be more than two Covered Persons.

DCA Dollar cost averaging.

DCA Accounts A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.

Death Benefit The amount we pay to the beneficiary if an Owner dies before the Annuity Date.

Due Proof of Death Receipt at our Administrative Office of a certified death certificate or judicial order from a court of competent jurisdiction or similar tribunal.

Excess Withdrawals Any portion of a withdrawal that, when aggregated with all prior withdrawals during a Contract Year, exceeds the maximum withdrawal amount permitted under one of the Protected Lifetime Income Benefits.

Financial Intermediary A bank, or an investment adviser registered as such with the SEC or state securities regulatory authorities.

Fixed Account A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

Fund Any investment portfolio in which a corresponding Sub-Account invests.

Good Order ("good order") A request or transaction generally is considered in "Good Order" if we receive it in our Administrative Office within the time limits, if any, prescribed in this Prospectus for a particular transaction or

instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the request or transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to effect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Investment Options affected by the requested transaction; the signatures of all Owners (exactly as indicated on the Contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner's consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your registered representative before submitting the form or request.

Guaranteed Account   The Fixed Account, the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

Investment Option   Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

Issue Date   The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

Maximum Annuity Date   The latest date on which you must surrender or annuitize the Contract, currently the oldest Owner's or Annuitant's 95th birthday.

Monthly Anniversary Date   The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.

Owner   The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract.

Prohibited Allocation Instruction   An instruction from you to allocate Purchase Payments or Contract Value or to take withdrawals that is not consistent with the Allocation Guidelines and Restrictions required in order to maintain SecurePay ~~benefit.~~ rider. If we receive a Prohibited Allocation Instruction, we will terminate your SecurePay ~~benefit.~~ rider.

Protected Lifetime Income Benefits   The optional SecurePay benefit offered with the Contract.

Purchase Payment   The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts   Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Qualified Plans   Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Rate Sheet Prospectus Supplement   A periodic supplement to this Prospectus which sets forth the current fees for the SecurePay rider as well as Maximum Withdrawal percentage under the SecurePay living benefit rider available when you purchase your Contract. See "PROTECTED LIFETIME INCOME BENEFIT ('SECUREPAY") – Determining the Amount of Your SecurePay Withdrawals."

Rider Issue Date   The date a Protected Lifetime Income Benefit rider is issued.

RightTime   The ability to purchase the Protected Lifetime Income Benefit rider, SecurePay, after your Contract is issued, so long as you satisfy the rider's issue requirements and the rider is still available for sale.

Sub-Account   A separate division of the Variable Account.

Valuation Date   Each day on which the New York Stock Exchange is open for business.

Valuation Period   The period which begins at the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time) on any Valuation Date and ends at the close of regular trading on the next Valuation Date.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. The expenses shown are based on expenses incurred for the year ended December 31, 2019. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses[1] . . . . (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.03%	–	1.87%

[1] The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in the Contract, including owner transaction expenses, Variable Account Annual Expenses (mortality and expense risk charge, administration charge, and any optional rider charges), and both maximum and minimum Total Annual Fund Operating Expenses.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year. The examples do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of the Owner, and that if such fees were reflected, costs would be higher.

- The first example assumes that you purchased the SecurePay rider with RightTime at the maximum and current rider fees.

- The second example assumes that you have not purchased the the SecurePay rider.

- The examples also assume that the Return of Purchase Payments Death Benefit is in effect, and that all Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees.

(1) If you purchased the SecurePay rider under RightTime:

If you surrender, annuitize[1] or remain invested in the Contract at the end of the applicable time period:

(i) reflecting the maximum charge:

	1 year	3 years	5 years	10 years
	$	$		
Maximum Fund Expense.	408	1234	$2074	$4235
Minimum Fund Expense	$257	$ 790	$1349	$2865

(ii) reflecting the current charge:

	1 year	3 years	5 years	10 years
				$
Maximum Fund Expense.	$318	$970	$1645	3438
				$
Minimum Fund Expense	$166	$515	$ 888	1932

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[1]

If you surrender, annuitize [2] or remain invested in the Contract at the end of the applicable time period:

reflecting the maximum charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$408	$1234	$2074	$4235
Minimum Fund Expense.	$257	$ 790	$1349	$2865

(2)   If you have not purchased the SecurePay rider:

(a)   ~~If you surrender, annuitize[1] or remain invested in the Contract at the end of the applicable time period:~~

	1 year	3 years	5 years	10 years
~~Maximum Fund Expense. . . . .~~	~~$208~~	~~$642~~	~~$1102~~	~~$2371~~
~~Minimum Fund Expense . . . .~~	~~$ 56~~	~~$175~~	~~$ 305~~	~~$ 685~~

If you surrender, annuitize [2] or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$208	$642	$1102	$2371
Minimum Fund Expense.	$ 56	$175	$ 305	$ 685

Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

---

[1]

[2]   *You may not choose an Annuity Date that is ~~1)~~ less than 1 year after the ~~Issue Date, or 2) less than 3 years after the~~ most recent Purchase Payment. For more information, see "ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date." The death benefit fee does not apply after the Annuity Date.*

from your Contract Value charges for any optional benefits and riders applicable to your Contract, such as the Return of Purchase Payments Death Benefit and the SecurePay rider.

The Funds' investment management fees and other operating expenses are more fully described in the prospectuses for the Funds.

(See the "FEES AND EXPENSES" tables preceding this Summary and the "CHARGES AND DEDUCTIONS" section later in this Prospectus.)

What is the SecurePay Rider?

The SecurePay rider guarantees the right to make withdrawals based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed even if your Contract Value declines due to poor market performance. You may select the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. The SecurePay rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased.

Note: We do not accept Purchase Payments after the Benefit Election Date or those we receive two years or more after the Rider Issue Date, whichever comes first.

Under the SecurePay rider, withdrawals may be made over the lifetime of persons designated under the rider, provided the rider's requirements are satisfied. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA. Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits. All withdrawals, including SecurePay Withdrawals, will reduce the Contract Value and the death benefit under the Contract, and may be subject to federal and state income taxes, as well as a 10% federal tax penalty if made prior to age ~~59 ½.~~59½.

Under the SecurePay rider your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with the rider's Allocation Guidelines and Restrictions. These Allocation Guidelines and Restrictions require you to allocate all of your Purchase Payments and Contract Value in accordance with Allocation by Investment Category guidelines or eligible Benefit Allocation Model Portfolios. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay rider are probably not appropriate for you. Please see "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS."

We charge an additional fee if you purchase the SecurePay rider. If you elect the rider, you will begin paying this fee as of the date the SecurePay rider is issued. You may not cancel the SecurePay rider for the first ten years following the date of its issue. To purchase the SecurePay rider, the youngest Owner and Annuitant must be age 60 or older and the oldest Owner and Annuitant must be age 85 or younger on the Rider Issue Date. (See "THE SECUREPAY RIDER.")

Withdrawals ~~from your Contract~~ under the SecurePay rider while your Contract Value is greater than zero are withdrawals of your own money and will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. ~~Therefore, it~~ It is possible ~~that~~ the ~~Owner may~~ Company will not ~~receive~~ have to make lifetime ~~income~~ benefit income payments ~~derived~~ to the Owner from the ~~Company's~~ Company's own assets.

What is the RightTime Option?

You may elect the SecurePay rider at the time you purchase your Contract, or you may purchase the rider later under our RightTime option *so long as you satisfy the rider's issue requirements and the rider is still available for sale*. If you purchase the rider under the RightTime option, the rider will be subject to the terms and conditions in effect at the time the rider is ~~issued. Currently, the annual rider fee is [the same] for the SecurePay rider if you exercise the RightTime option to elect the rider than if you elect the rider when you purchase your Contract. See "PROTECTED LIFETIME INCOME BENEFITS."~~issued.

What Annuity Options are available?

We apply the Annuity Value to an Annuity Option on the Annuity Date, unless you choose to receive that amount in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "ANNUITY PAYMENTS.")

We will terminate a SecurePay rider if in effect on the Annuity Date. (See "Protected Lifetime Income Benefits.") If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If you choose to annuitize before the Maximum Annuity Date, we will contact you if the Annuity Value would result in smaller payments than the Annual Withdrawal Amount value. We will inform you of the smaller payments associated with annuitizing and we will confirm which option you would prefer.

You should discuss annuity options with your financial adviser.

Is the Contract available for qualified retirement plans?

You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. For example, the Contract gives you the right to annuitize and receive annuity payments, and it offers several benefits such as the Return of Purchase Payments Death Benefit and the SecurePay rider. There are may be costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "DESCRIPTION OF THE CONTRACT, The Contract," and "FEDERAL TAX MATTERS, Qualified Retirement Plans.")

Where may I find financial information about the Sub-Accounts?

You may find financial information about the Sub-Accounts in Appendix D to this Prospectus and in the Statement of Additional Information.

Can Advisory Fees be paid from the Contract Value?

The fee that your Financial Intermediary charges you for the management of the Contract Value ("Advisory Fee") is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee). Subject to certain restrictions, you may elect to have the Advisory Fee paid out of your Contract Value. In order to do so, you will need to fill out an instruction or form authorizing these payments ("Advisory Fee Authorization"). The If you have selected the SecurePay rider, you may not elect to have Advisory Fees paid out of your Contract Value. The deduction of the Advisory Fee will reduce your Contract Value and, as a result, also may reduce the death benefits under your Contract and the potential for increases in the SecurePay Pro rider benefits. We will not treat Advisory Fees paid from your Contract as taxable withdrawals for income tax reporting purposes if certain conditions are met. met. See "Description of the Contract – Surrenders and Withdrawals – Payment of Advisory Fees" for more information on the applicable conditions. conditions. Regardless of whether we tax report Advisory Fees from your Contract, federal and/or state taxing authorities could determine that such Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you attained age 59½. We may begin tax reporting Advisory Fees as withdrawals at any time, including retroactively, and withhold tax from such amounts accordingly if we conclude that such treatment is more appropriate under federal income tax law, such as if the Internal Revenue Service provides guidance requiring such treatment. You should consult with your tax adviser regarding the tax treatment of Advisory Fees deducted from your Contract Value. (See "DESCRIPTION OF THE CONTRACT, *Payment of Advisory Fees*" and "FEDERAL TAX MATTERS.")

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life and Annuity Insurance Company

The Contracts are issued by Protective Life and Annuity Insurance Company (formerly American Foundation Life Insurance Company), a wholly owned subsidiary of Protective Life Insurance Company, which is the principal operating subsidiary of Protective Life Corporation ("PLC"), a U.S. insurance holding company and subsidiary of ~~the~~ Dai-ichi Life ~~Insurance Company, Limited~~ Holdings, Inc. ("Dai-ichi"). Dai-ichi's stock is traded on the Tokyo Stock Exchange. As of December 31, 2019, PLC had total assets of approximately $121.1 billion. Protective Life and Annuity Insurance Company ("Protective Life") was organized as an Alabama company in 1978. Protective Life is authorized to transact business as an insurance company or a reinsurance company in 47 states (including New York) and Washington D.C. and offers a variety of individual life, individual and group annuity insurance products. The Company's statutory assets for fiscal year ending in 2019 were approximately $6.0 billion.

The assets of Protective Life's general account support its insurance and annuity obligations and are subject to its general liabilities from business operations and to claims by its creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or the SecurePay rider), are paid from Protective Life's general account, any amounts that Protective Life may pay under the Contract in excess of Variable Account value are subject to its financial strength and claims-paying ability. It is important to note that there is no guarantee that Protective Life will always be able to meet its claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider Protective Life's financial strength and claims paying ability to meet its obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

PLAIC Variable Annuity Account S

The PLAIC Variable Annuity Account S, also called the Variable Account, is a separate investment account of Protective Life. The Variable Account was established under Alabama law by the Board of Directors of Protective Life on ~~December 1, 1997.~~ July 2, 2020. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of a separate account under federal securities laws.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts. Your Contract Value in the Sub-Accounts is part of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

Administration

Pursuant to an agreement with Protective Life, Protective Life Insurance Company performs the Contract administration at its Administrative Office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the investment companies listed below.

If you select the SecurePay rider your options for allocating Purchase Payments and Contract Value will be ~~restricted.~~ restricted, to limit the risk that we will be required to make lifetime payments from our General Account. You must allocate your Purchase Payments and Contract Value in accordance with our Allocation Guidelines and Restrictions. In general, the required allocations under these guidelines focus on conservative, high quality bond funds, combine bond funds and growth stock funds, or emphasize growth stock funds while including a significant weighting of

considerations or investment conditions warrant. We may make any new Sub-Accounts available to existing Owner(s) on a basis we determine. All Sub-Accounts and Funds may not be available to all classes of contracts.

If we make any of these substitutions or changes, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owners and Annuitants, and subject to any approvals that applicable law may require, we may operate the Variable Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account that the 1940 Act or other applicable law or regulation requires or permits.

DESCRIPTION OF THE CONTRACT

The following sections describe the Contracts currently being offered.

The Contract

The ~~Protective® Investors Benefit~~ Schwab Genesis Advisory Variable Annuity NY Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life.

Use of the Contract in Qualified Plans

You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. For example, the Contract gives you the right to annuitize and receive annuity payments, and it offers several benefits such as the Return of Purchase Payments Death Benefit and the SecurePay rider. There ~~are~~ may be costs and expenses under the Contract related to these benefits and features. ***You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a Qualified Plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.***

Parties to the Contract

Owner

The Owner is the person or persons who own the Contract and is entitled to exercise all rights and privileges provided in the Contract. Two persons may own the Contract together. In the case of two Owners, provisions relating to action by the Owner means both Owners acting together. Protective Life may accept instructions from one Owner on behalf of all Owners via the internet and only to transfer Contract Value among and/or between Sub-Accounts. Protective Life will only issue a Contract prior to each Owner's 86th birthday. Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. In the case of Owners who are nonnatural persons, age restrictions apply to the Annuitant.

The Owner of this Contract may be changed by Written Notice provided:

1. each new Owner's 86th birthday is after the Issue Date; and

2. each new Owner's 95th birthday is on or after the Annuity Date.

For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of whether the Return of Purchase Payments Death Benefit has been selected. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "TAXATION OF ANNUITIES IN GENERAL.") If you select the SecurePay rider, changing and/or adding Owners may result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

Beneficiary

The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of the Owner.

> Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

Automatic Withdrawals

Currently, we offer an automatic withdrawal plan. This plan allows you to pre-authorize periodic withdrawals before the Annuity Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. To participate in the plan you must have:

1. made an initial Purchase Payment of at least $5,000; or

2. a Contract Value as of the previous Contract Anniversary of at least $5,000.

The automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments.") There may be federal and state income tax consequences to automatic withdrawals from the Contract, including the possible imposition of a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59½. You should consult your tax adviser before participating in any withdrawal program. (See "Taxation of Surrenders and Withdrawals.")

When you elect the automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. Automatic withdrawals will be taken pro-rata from the Investment Options in proportion to the value each Investment Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

If any automatic withdrawal transaction would result in a Contract Value of less than $5,000 after the withdrawal, the transaction will not be completed and the automatic withdrawal plan will terminate. Once automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $5,000 again. The automatic withdrawal plan may be discontinued by the Owner by Written Notice at any time for any reason. Upon receipt of Due Proof of Death of an Owner at our Administrative Office, we will terminate the automatic withdrawal plan.

There is no charge for the automatic withdrawal plan. We reserve the right to discontinue the automatic withdrawal plan upon written notice to you. If you select the SecurePay rider under your Contract, any automatic withdrawal plan in effect will terminate on the Benefit Election Date.

Note: If you purchase the SecurePay rider, however, you should consider whether to elect an automatic withdrawal plan, keeping in mind that any withdrawals taken before the Benefit Election Date will proportionately reduce the rider's Benefit Base, which is used to determine the amount of the SecurePay withdrawals available to you, in the same proportion that each withdrawal reduces the Contract Value on the date of the withdrawal. Automatic withdrawals will ultimately reduce the value of the SecurePay withdrawals available to you. See "PROTECTED LIFETIME INCOME BENEFITS ('SECUREPAY RIDER') – Calculating the Benefit Base before the Benefit Election Date."

Payment of Advisory Fees

You purchased this Contract through a Financial Intermediary that manages your Contract Value for a fee ("Advisory Fee"). The Advisory Fee for this service is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses described in this Prospectus. Subject to certain restrictions, you may elect to have the Advisory Fee paid out of your Contract Value. In order to do so, you will need to fill out an instruction or form authorizing these payments (an "Advisory Fee ~~Authorization").~~Authorization"). We will deduct the Advisory Fee per the Owner's instructions as set forth on the Advisory Fee Authorization on a monthly, quarterly, or annual basis. The Advisory Fee will be assessed as a percentage of the Contract Value. If you have selected the SecurePay rider, you may not elect to have Advisory Fees paid out of your Contract Value.

~~The deduction of~~ Generally, we will not treat the Advisory Fee ~~will reduce~~ paid from your Contract ~~Value, but will not be treated~~ Value as a taxable withdrawal ~~and will not reduce~~ if certain conditions are met. In that regard, the ~~value of your Benefit Base or adjusted aggregate Purchase Payments for the Return of Purchase Payments Death Benefit. However, because~~ IRS has issued multiple private letter rulings (PLRs) concluding that similar advisory fees paid from qualified annuity contracts (such as IRAs) do not result in taxable distributions from such ~~deduction will reduce~~ contracts. More recently, between August 2019 and March 2020, the ~~Contract Value,~~ IRS issued 20 PLRs reaching the ~~death benefits under the Contract may also~~ same conclusion with respect to similar advisory fees paid from non-qualified annuity contracts. PLRs generally can be ~~reduced, perhaps significantly. Ongoing deductions will also~~ relied upon only by the taxpayers who obtained them. Protective Life has not ~~count~~ obtained such a PLR as

withdrawals under of the SecurePay rider, however, they date of this prospectus, but plans to do so in the future. In any event, Protective Life will reduce follow the Contract Value and therefore may limit conclusions reached in those PLRs, provided that the potential for increasing requirements of those PLRs are met. The requirements of the rider's Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries. PLRs are the following:

- You and your investment adviser must provide a written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your adviser.

- The Advisory Fee may not exceed an amount equal to an annual rate of 1.5% of the Contract's Contract Value and they may be used to compensate your adviser only for investment advice provided to you with respect to the Contract and not for any other services.

- During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the Owner, may not pay such Advisory Fees directly to the adviser.

- The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and to Advisory Fees accrued but not yet paid.

Generally, we will not treat the Advisory Fee paid from your Contract Value as a taxable withdrawal if certain conditions are met. In that regard, the IRS has issued multiple private letter rulings (PLRs) concluding that similar advisory fees paid from qualified annuity contracts (such as IRAs) do not result in taxable distributions from such contracts. More recently, between August 2019 and March 2020, the IRS issued 20 PLRs reaching the same conclusion with respect to similar advisory fees paid from non-qualified annuity contracts. PLRs generally can be relied upon only by the taxpayers who obtained them. Protective Life has not obtained such a PLR as of the date of this prospectus, but plans to do so in the future. In any event, Protective Life will follow the conclusions reached in those PLRs, provided that the requirements of those PLRs are met. To meet those requirements, you and your investment adviser must provide a written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your adviser. The Advisory Fees may not exceed an amount equal to an annual rate of 1.5% of the Contract's Contract Value and they may be used to compensate your adviser only for investment advice provided to you with respect to the Contract and not for any other services. During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the Owner, may not pay such Advisory Fees directly to the adviser. The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and to Advisory Fees accrued but not yet paid. Because the only IRS guidance addressing the treatment of advisory fees paid from your Contract are PLRs rather than more precedential guidance, the federal income tax treatment of Advisory Fees paid from your Contract Value remains somewhat uncertain. Regardless of how Protective Life treats the payment of such Advisory Fees for tax reporting purposes, federal and/or state taxing authorities could determine that the Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you attained age 59½. You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your ContractValue Contract Value and consider whether paying such Advisory Fees from another source might be more appropriate for you. (See "FEDERAL TAX MATTERS" and "ADVISORY FEES PAID FROM YOUR CONTRACT VALUE.")

Maximum Permitted Advisory Fee Paid from Contract Value.

If you elect to have the Advisory Fee paid out of your Contract Value, we will deduct the amount of the Fee pro-rata from the Investment Options (*i.e.*, in the same proportion that each Investment Option has to Contract Value). The maximum Advisory Fee permitted to be deducted from your Contract Value is 1.5%. If you have selected the optional Return of Purchase Payments Death Benefit the maximum Advisory Fee permitted to be deducted from your Contract Value is 1.0%. If you an Owner chooses to have selected Advisory Fees deducted from the Contract Value and subsequently elects the SecurePay rider, you may not elect to rider under the RightTime option, the Owner can no longer have his or her Advisory Fees paid out of your deducted from the Contract Value.

Once you submit the Advisory Fee Authorization to us to pay your Advisory Fee from your Contract Value, we will continue to make such payments unless you or your Financial Intermediary instruct us to terminate such payment. Owners or their Financial Intermediaries may instruct us to terminate this Advisory Fee Authorization by Written Notice at any time. The Advisory Fee Authorization may also be terminated by telephone, facsimile, automated telephone

Valuation Period during which we receive Due Proof of Death at our Administrative Office. The Company will continue to assess the fee for Return of Purchase Payments Death Benefit during the one-year period of suspension. If death occurs after the one-year period has ended, we will include the value of the Return of Purchase Payments Death Benefit option when calculating the death benefit payable to the beneficiary.

Escheatment of Death Benefit

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the contract's annuity date or date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate the beneficiary of the death benefit, or the beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the contract owner last resided, as shown on our books and records, or to our state of domicile. We will withhold tax and tax report on the amount that escheats to the state. This "escheatment" is revocable, however, and the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim the death benefit with the proper documentation. To prevent such escheatment, it is important that you update your beneficiary designations, including addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means to our Administrative Office.

PROTECTED LIFETIME INCOME BENEFITS

If you are concerned that poor investment performance or market volatility in the Sub-Accounts may adversely impact the amount of money you can withdraw from your Contract, we offer for an additional charge an optional protected lifetime income benefit rider — the SecurePay Life rider ("SecurePay"). Under this rider, we guarantee the right to make withdrawals each Contract Year for life (subject to certain conditions) — even if your Contract Value declines, or reduces to zero, due to poor market performance.

Please note that any amounts in excess of the Variable Account value that we make available through withdrawals, lifetime payments, or guaranteed values under these riders are subject to our financial strength and claims-paying ability.

THE SECUREPAY RIDER

In general, the SecurePay rider guarantees the right to make withdrawals ("SecurePay Withdrawals") based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed if your Contract Value has declined due to poor market performance, provided you comply with the terms and conditions of the rider. **Withdrawals from your Contract before the Benefit Election Date, and Excess Withdrawals on or after the Benefit Election Date, reduce the Annual Withdrawal Amount and the Benefit Base, perhaps significantly. If said withdrawals reduce the Contract Value to zero, the Contract and the SecurePay Rider will terminate.** (For more information regarding the effect of withdrawals and Excess Withdrawals on the Benefit Base, see "Calculating the Benefit Base Before the Benefit Election Date" and "Calculating the Benefit Base On or After the Benefit Election Date.") In order to maintain your SecurePay rider, you must allocate Purchase Payments and Contract Value in accordance with specific Allocation Guidelines and Restrictions that are designed to limit our risk under the rider. The SecurePay rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased.

Under the SecurePay rider, the Owner or Owner(s) may designate certain persons as "Covered Persons" under the Contract. See "Selecting Your Coverage Option." These Covered Persons will be eligible to make SecurePay Withdrawals each Contract Year up to a specified amount — the Annual Withdrawal Amount ("AWA") — during the life of the Covered Person(s). Annual aggregate withdrawals that exceed the AWA will result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will reduce the Benefit Base and corresponding AWA. SecurePay Withdrawals are guaranteed, even if the Contract Value falls to zero after the Benefit Election Date (which is the earliest date you may begin taking SecurePay Withdrawals), if you satisfy the SecurePay rider requirements.

Withdrawals under the SecurePay rider while your Contract Value is greater than zero are withdrawals of your own money and will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. It is possible the Company will not have to make lifetime benefit income payments to the Owner from the Company's own assets.

For example, suppose your Benefit Base is $100,000, your Maximum Withdrawal Percentage is 5.0% (*i.e.,* your AWA is $5,000), your Contract Value is $110,000. If you have already taken $3,000 of SecurePay Withdrawals in the Contract Year and then request another $3,000 withdrawal you will exceed your AWA by $1,000, and we will consider $2,000 of that withdrawal to be a SecurePay Withdrawal and $1,000 to be an Excess Withdrawal. In this case, rule (a) above applies because the Contract Value less the SecurePay Withdrawal ($110,000 – $2,000 = $108,000) is greater than your Benefit Base ($100,000). We will therefore reduce your Benefit Base by the Excess Withdrawal and your new Benefit Base will be $99,000 ($100,000 – $1,000).

However, if in the example above your Contract Value is $70,000 then rule (b) applies. In this case, we determine the reduction in your Benefit Base first by determining the proportion that the Excess Withdrawal bears to the Contract Value less SecurePay Withdrawal. We calculate this by dividing the $1,000 Excess Withdrawal by the Contract Value less the $2,000 SecurePay Withdrawal ($1,000 ÷ ($70,000 – $2,000) = 1.4706%). We will then apply this same percentage to reduce your Benefit Base. Thus your new Benefit Base will be equal to $98,529 ($100,000 – ($100,000 * ~~0.014706)).~~0.014706)). An Excess Withdrawal could reduce the Benefit Base by substantially more than the actual amount of the withdrawal. Furthermore, a $1,000 Excess Withdrawal will reduce the Benefit Base by more than $1,000.

We will recalculate the Annual Withdrawal Amount on the next Contract Anniversary by multiplying the Benefit Base on that date by the Maximum Withdrawal Percentage.

Reduction of Contract Value to Zero

If the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal, the Contract will terminate and we will settle the benefit under your SecurePay rider as follows:

- We will pay the remaining AWA not yet withdrawn in the current Contract Year, if any, in a lump sum;

- We will establish an Annuity Date that is the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero; and

- On the Annuity Date we will pay a monthly payment equal to the AWA divided by 12 until the death of the Owner, or if the rider covers two spouses, the death of the second spouse. If benefits are being paid under the SecurePay NH benefit on the Annuity Date, the amount of your annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement. (See "Availability of SecurePay NH Benefit after Annuitization.") Please note that we may accept different payment intervals.

If you request a surrender and your Contract Value at the time of the request is less than your remaining AWA for that Contract Year, we will pay you a lump sum equal to such remaining AWA.

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the SecurePay rider. You will not be entitled to receive any further benefits under the SecurePay rider.

As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive before the Annuity Date is established as described above and that are in the form of SecurePay Withdrawals as withdrawals. We intend to treat any amounts that you receive after the Annuity Date is established as described above and that are a settlement of the benefit under your SecurePay rider as annuity payments for tax purposes. See "TAXATION OF ANNUITIES IN GENERAL."

Benefit Available on Maximum Annuity Date (oldest Owner's or Annuitant's 95th birthday)

You must annuitize the Contract no later than the oldest Owner's or Annuitant's 95th birthday ("Maximum Annuity Date"). The SecurePay rider will terminate on the Annuity Date, whether or not you have begun your SecurePay Withdrawals.

If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If benefits are being paid under the SecurePay NH benefit on the Maximum Annuity Date, the amount of your annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement. (See "Availability of SecurePay NH Benefit after Annuitization."). If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the AWA divided by 12 or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Date. For more information regarding Annuity Options, including Certain Period options, see "ANNUITY PAYMENTS, Annuity Options."

appropriate to mitigate the risks and costs Protective Life assumes in offering the riders. We will not increase the SecurePay Fee above a maximum of 2.00% (2.20% under RightTime) of the Benefit Base, however.

If we increase the SecurePay Fee, we will give you at least 30 days' written notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value (*i.e.*, your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. See "SecurePay."

Transfer Fee

Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year if Protective Life determines, in its sole discretion, that the number of transfers or the cost of processing such transfers is excessive. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Investment Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Fund Expenses

The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund's assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Premium Taxes

New York does not currently impose premium taxes on variable annuities. If premium taxes did apply to your Contract, we would deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a withdrawal or surrender, death or annuitization.

Other Taxes

Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

Other Information

We sell the Contracts through financial ~~advisors~~ advisers associated with Financial Intermediaries. These financial ~~advisors~~ advisers are also appointed and licensed as insurance agents of Protective ~~Life.~~ Life. We intend to recover marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See "DISTRIBUTION OF THE CONTRACTS" for more information about these expenses.

ANNUITY PAYMENTS

Annuity Date

On the Issue Date, the Annuity Date is the oldest Owner's or Annuitant's 95th birthday. You may elect a different Annuity Date, provided that it is no later than the oldest Owner's or Annuitant's 95th birthday (the "Maximum Annuity Date"). You may not choose an Annuity Date that is less than 1 year after the ~~Issue Date.~~ most recent Purchase Payment. Distributions from Qualified Contracts may be required before the Annuity ~~Date. We will terminate a SecurePay rider if in effect on the Annuity Date. (See "Protected Lifetime Income Benefits.")~~ Date.

If you choose to annuitize before the Maximum Annuity Date, the SecurePay rider will terminate and you will not be entitled to any benefits under the rider, including the Annual Withdrawal Amount. We will contact you if the Annuity Value would result in smaller payments than the Annual Withdrawal Amount value. We will inform you of the smaller payments associated with annuitizing and we will confirm which option you would prefer.

Changing the Annuity Date

The Owner may change the Annuity Date by Written Notice. The new Annuity Date must be at least 30 days after the date we receive Written Notice and no later than the oldest ~~Owner's~~ Owner's or ~~Annuitant's~~ Annuitant's 95th birthday.

You may not choose a new Annuity Date that is less than 1 year after the Issue ~~Date.~~ Date. You must also elect as your Annuity Option an Annuity Option that provides payments for (1) the life of the Annuitant, (2) the life of the Annuitant for a certain period, or (3) a certain period of no less than 10 years.

Annuity Value

The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Date, less any applicable fees, charges and premium tax on that date. In the circumstances described below, however, we may use an Annuity Value that is higher than the Contract Value.

PayStream Plus® Annuitization Benefit

If your Annuity Date is on or after your 10th Contract Anniversary and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years, your Annuity Value will be your Contract Value on the Annuity Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

Annuity Income Payments

On the Annuity Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period. You have the option of choosing to receive annuity income payments monthly, quarterly, semi-annually, or ~~annually.~~ annually. If variable income payments are elected, the mortality and expense risk charge and the administration charge will continue to be imposed as part of the net investment factor.

Fixed Income Payments

Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

Variable Income Payments

Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). "Commuted value" is the present value of the future variable income payments made over the selected certain period, discounted back at an Assumed Investment Return. Refer to Appendix C for an explanation of the commuted value calculation. You may not surrender variable income payments if those payments are being made under Annuity Option B (life income with or without a certain period).

Annuity Units

On the Annuity Date, we will apply the Annuity Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 5%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Date. If the Annuity Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract generally remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

Determining the Amount of Variable Income Payments

We will determine the amount of your variable income payment no earlier than five Valuation Dates before the date on which a payment is due, using values established at the close of regular trading on the New York Stock Exchange that day.

We determine the dollar amount of each variable income payment attributable to each Sub-Account by multiplying the number of Annuity Units of that Sub-Account credited to your Contract by the Annuity Unit value (described below) for

Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

In the case of Contracts issued after June 8, 1997, to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, that entity's general interest deduction under the Code may be limited. More specifically, a portion of its otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

In General

The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Many Qualified Plans provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. For example, the Contract gives you the right to annuitize and receive annuity payments, and it offers several benefits such as the Return of Purchase Payments Death Benefit and the SecurePay rider. There may be costs and expenses under the Contract related to these benefits and features. Those who are considering the purchase of a Contract for use in connection with a Qualified Plan should consider, in evaluating the suitability of the Contract, that additional Purchase Payments may be limited or not accepted. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. *Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.*

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for surrenders, automatic withdrawals, withdrawals, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

Temporary Rules under the CARES Act

As noted above, on March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), which includes temporary relief from certain of the tax rules applicable to IRAs and qualified plans. The scope and availability of this temporary relief may vary depending on a number of factors, including (1) the type of plan or IRA with which the contract is used, (2) whether a plan sponsor implements a particular type of relief, (3) your specific circumstances, and (4) future guidance issued by the Internal Revenue Service and the Department of Labor. *You should consult with a tax and/or legal adviser to determine if relief is available to you before taking or failing to take any actions involving your IRA or other qualified contract*.

Required Minimum Distributions. The CARES Act waives the requirement to take minimum distributions from IRAs and defined contribution plans in 2020. The waiver applies to any minimum distribution due from such arrangements in 2020, including minimum distributions with respect to the 2019 tax year that are due in 2020.

This relief applies both to lifetime and post-death minimum distributions due in 2020. In that regard, the CARES Act also provides that if the post-death 5-year rule described below under "Required Distributions upon Your Death, Prior law" applies, the 5-year period is determined without regard to calendar year 2020.

Distributions. The CARES Act provides relief for coronavirus-related distributions made from an "eligible retirement plan" (defined below) to a "qualified individual" (also defined below). The relief —

- Permits in-service distributions, even if such amounts are not otherwise distributable from the plan under sections 401(k), 403(b), or 457 of the Code;

- Provides an exception to the 10% Additional Tax under section 72(t) of the Code;

- Exempts the distribution from the mandatory 20% withholding applicable to eligible rollover distributions;

- Permits an IRA owner or employee to include income attributable to the distribution over the three-year period beginning with the year the distribution would otherwise be taxable unless they elect out; and

distribution within the meaning of Section 72(t)(2)(F) of the Code. In addition, distributions from Roth IRAs need not commence during the Owner's lifetime. A Roth IRA may accept a "qualified rollover contribution" from a (1) non-Roth IRA, (2) a "designated Roth account" maintained under a Qualified Plan, and (3) certain Qualified Plans of eligible individuals. Special rules apply to rollovers to Roth IRAs from Qualified Plans and from designated Roth accounts under Qualified Plans. You should seek competent advice before making such a rollover.

A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

IRA to IRA Rollovers and Transfers

A rollover contribution is a tax-free movement of amounts from one IRA to another within 60 days after you receive the distribution. In particular, a distribution from a non-Roth IRA generally may be rolled over tax-free within 60 days to another non-Roth IRA, and a distribution from a Roth IRA generally may be rolled over tax-free within 60 days to another Roth IRA. A distribution from a Roth IRA may not be rolled over (or transferred) tax-free to a non-Roth IRA.

A rollover from any one of your IRAs (including IRAs you have with another company) with another IRA is allowed only once within a one-year period. This limitation applies on an aggregate basis and applies to all types of your IRAs, meaning that you cannot make an IRA to IRA rollover if you have made such a rollover involving any of your IRAs in the preceding one-year period. For example, a rollover between your Roth IRAs would preclude a separate rollover within the one-year period between your non-Roth IRAs, and vice versa. The one-year period begins on the date that you receive the IRA distribution, not the date it is rolled over into another IRA.

If the IRA distribution does not satisfy the rollover rules, it may be (1) taxable in the year distributed, (2) subject to a 10% tax on early distributions, and (3) treated as a regular contribution to the recipient IRA, which could result in an excess contribution.

If you inherit an IRA from your spouse, you generally can roll it over into an IRA established for you, or you can choose to make the inherited IRA your own. If you inherited an IRA from someone other than your spouse, you cannot roll it over, make it your own, or allow it to receive rollover contributions.

A rollover from one IRA to another is different from a direct trustee-to-trustee transfer of your IRA assets from one IRA trustee to another IRA trustee. A "trustee-to-trustee" transfer is not considered a rollover and is not subject to the 60-day rollover requirement or the one rollover per year rule. In addition, a rollover between IRAs is different from direct rollovers from certain Qualified Plans to non-Roth IRAs and "qualified rollover contributions" to Roth IRAs.

Pension and Profit-Sharing Plans

Section 401(a) of the Code permits employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. These types of plans may be subject to rules under Sections 401(a)(11) and 417 of the Code that provide rights to a spouse or former spouse of a participant. In such a case, the participant may need the consent of the spouse or former spouse to change annuity options, to elect a partial automatic withdrawal option, or to make a partial or full surrender of the Contract.

Pension and profit sharing plans are subject to nondiscrimination rules. The nondiscrimination rules generally require that benefits, rights or features of the plan not discriminate in favor of highly compensated employees. In evaluating whether the Contract is suitable for purchase in connection with such a plan, you should consider the extent to which certain aspects of the ~~Contract, e.g., that the Annual~~ Contract ~~Maintenance Fee is waived for Contract Values that are greater than $100,000,~~ may affect the plan's compliance with the nondiscrimination requirements. Violation of these rules can cause loss of the plan's tax favored status under the Code. Employers intending to use the Contract in connection with such plans should seek competent advice.

Section 403(b) Annuity Contracts

Protective Life does not issue Contracts under Section 403(b) of the Code (*i.e.,* tax sheltered annuities or "TSAs").

Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations.

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred

affect us and your Contract Value. For instance, systems failures and cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the Funds, impact our ability to calculate Contract Value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the Funds or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.

We are also exposed to risks related to natural and man-made disasters and catastrophes, such as storms, fires, floods, earthquakes, epidemics, pandemics, malicious acts, and terrorist acts, which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as the coronavirus COVID-19), could affect the ability, or willingness, of our workforce and employees of service providers and third party administrators to perform their job responsibilities. Catastrophic events may negatively affect the computer and other systems on which we rely and may interfere with our processing of Contract-related transactions, including processing of orders from Owners and orders with the Funds, impact our ability to calculate Contract Value, or have other possible negative impacts. These events may also impact the issuers of securities in which the Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we, the Funds or our service providers will avoid losses affecting your Contract due to a natural disaster or catastrophe.

VOTING RIGHTS

In accordance with its view of applicable law, Protective Life will vote the Fund shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Protective Life determines that it is allowed to vote such shares in its own right, it may elect to do so.

The number of votes available to an Owner will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying an Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which that Owner has allocated Accumulation Units or Annuity Units. Before the Annuity Date, the Owner's percentage interest, if any, will be the percentage of the dollar value of Accumulation Units allocated for his or her Contract to the total dollar value of that Sub-Account. On or after the Annuity Date, the Owner's percentage interest, if any, will be the percentage of the dollar value of the liability for future variable income payments to be paid from the Sub-Account to the total dollar value of that Sub-Account. The liability for future payments is calculated on the basis of the mortality assumptions, (if any), the Assumed Investment Return and the Annuity Unit Value of that Sub-Account. Generally, as variable income payments are made to the payee, the liability for future payments decreases as does the number of votes.

The number of votes which are available to the Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

It is important that each Owner provide voting instructions to Protective Life because shares as to which no timely instructions are received and shares held by Protective Life in a Sub-Account as to which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-Account. As a result, a small number of Owners may control the outcome of a vote. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast on that item.

Protective Life will send or make available to each person having a voting interest in a Sub-Account proxy materials, reports, and other material relating to the appropriate Fund.

FINANCIAL STATEMENTS

The audited statements of assets and liabilities of the Sub-Accounts of the PLAIC Variable Annuity Account S as of December 31, 2019 and 2018 and the related statements of operations and of changes in net assets for each of the periods presented as well as the Reports of Independent Registered Public Accounting Firms are contained in the Statement of Additional Information.

The statutory ~~financial~~ statements of admitted assets, liabilities, and capital and surplus of Protective Life as of December 31, 2019 and 2018 and the related statutory statements of operations, changes in capital and surplus, and cash flows for each of the ~~two~~ three years ~~then~~ in the period ended December 31, 2019, as well as the ~~Report~~ Reports of Independent Auditors are contained in the Statement of Additional Information.

EXAMPLE OF SECUREPAY ~~PRO~~ RIDER

The purpose of the following example is to demonstrate the operation of the SecurePay ~~Pro~~ rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower. The example does not reflect the deduction of fees and charges.

Assumptions:

- Joe, 60 years old on the Issue Date

- Purchased the SecurePay ~~Pro~~ Rider at time of Contract Purchase

- Elected Single Life Coverage

- Began making SecurePay Withdrawals 11 years after the Rider Issue Date

- Because Joe was 71 on the Contract Anniversary when he began taking withdrawals, he received the SecurePay withdrawal rate of 4.55%

Contract Year	End of Year Attained Age	Maximum Allowed Withdrawal Percentage	Purchase Payments	Actual Withdrawals	Annual Withdrawal Amount	Annual Withdrawal Amount Balance	Excess Withdrawal	Hypothetical Contract Value	End of Year Benefit Base
At issue	60		100,000	N/A	—	—	—	100,000	100,000[A]
1	61	3.50%	50,000[B]	—	—	—	—	153,975	153,975
2	62	3.50%	—	—	—	—	—	161,676	161,676
3	63	3.50%	—	—	—	—	—	160,300	161,676
4	64	3.50%	—	—	—	—	—	176,543	176,543
5	65	4.00%	—	—	—	—	—	185,796	185,796
6	66	5.00%	—	—	—	—	—	192,345	192,345
7	67	5.00%	—	—	—	—	—	232,976	232,976
8	68	5.00%	—	10,000[C]	—	—	—	228,630	228,630[D]
9	69	5.00%	—	—	—	—	—	249,675	249,675
10	70	5.25%	—	—	—	—	—	265,498	265,498
11	71R	5.25%	—	13,939	13,939[E]	—	—	256,438	265,498
12	72	5.25%	—	13,939	13,939[E]	—	—	245,854	265,498
13	73	5.25%	—	13,939	13,939[E]	—	—	243,965	265,498
14	74	5.25%	—	5,000	13,939[F]	8,939[F]	—	240,951	265,498
15	75	5.25%	—	13,939	13,939[G]	—	—	236,710	265,498
16	76	5.25%	—	13,939	13,939[G]	—	—	227,843	265,498
17	77	5.25%	—	13,939	13,939[G]	—	—	201,496	265,498
18	78	5.25%	—	50,000	13,939[H]	—	36,061H	161,985	214,451[I]

[A] The initial Benefit Base is equal to the initial Purchase Payment of $100,000.

[B] The $50,000 Purchase Payment is added to the current Benefit Base of $100,000 (no purchase payments are allowed beyond the second contract anniversary since SecurePay was purchased). The new Benefit Base is $150,000.

[C] The Benefit Base is reduced due to the $10,000 withdrawal in the same proportion that the withdrawal reduces the Contract Value. The Benefit Base is reduced by 4.2%. The 4.2% reduction is determined by dividing the withdrawal amount ($10,000) by the Contract Value prior to the withdrawal ($238,630). After the withdrawal, the reduced Benefit Base equals $223,213, which is the prior Benefit Base of $232,976 reduced by 4.2%.

[D] The recalculated Benefit Base is equal to $228,630. The recalculated Benefit Base is equal to the greatest of: (a) the reduced Benefit Base of $223,213 or (b) the Contract Value on anniversary of $228,630

[E] For the next three years, Joe takes the full Annual Withdrawal Amount of $13,939. The full Annual Withdrawal Amount of $13,939 is determined by multiplying the Benefit Base ($265,498) by the Maximum Allowed Withdrawal Percentage (5.25%).

[F] In year 14, Joe only takes $5,000 of the available $13,939. The remaining $8,939 is not carried over to the next year.

[G] For years 15-17, Joe takes the full Annual Withdrawal Amount of $13,939, which equals the Benefit Base ($265,498) by the Maximum Allowed Withdrawal Percentage (5.25%).

If you would like to receive a free Statement of Additional Information for the Contracts offered under this Prospectus, please complete, tear off and return this form to Protective Life – Life and Annuity Division, Customer Service Center at the address shown on the front cover. If you would prefer an electronic copy, please include your email address below to receive a link to view and download the document.

Please send me a free copy of the Statement of Additional Information for the ~~**Protective® Investors Benefit**~~ **Schwab Genesis Advisory Variable Annuity NY.**

_____
Name

_____
Address

_____
City, State, Zip

_____
Daytime Telephone Number

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement has duly caused this Pre-Effective Amendment to the Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on 2020.

PLAIC Variable Annuity Account S

By: *

    Richard J. Bielen, *President*
    Protective Life and Annuity Insurance Company

PROTECTIVE LIFE AND ANNUITY
INSURANCE COMPANY

By: *

    Richard J. Bielen, *President*
    Protective Life and Annuity Insurance Company

As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement on Form N-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
* Richard J. Bielen	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	2020
* Steven G. Walker	Executive Vice President, Chief Financial and Accounting Officer and Director (Principal Financial Officer)	2020
* Philip E. Passafiume	Senior Vice President, Chief Investment Officer	2020
* Michael G. Temple	Executive Committee, Director, Vice Chairman, Finance and Risk	2020
*BY: /S/ BRAD RODGERS Brad Rodgers *Attorney-in-Fact*		2020

C-7

Exhibit List

4. (b) Contract Schedule for Individual Contracts
-Filed herein.

 5. Form of Contract Application for Individual Flexible Premium Deferred Variable and Fixed Annuity Contract
-Filed herein.
 10. (a) Consent of Eversheds Sutherland (US) LLP
-Filed herein.
 10. (b) Consent of PricewaterhouseCoopers LLP
-Filed herein.
 10. (c) Consents of KPMG LLP
-Filed herein.

26. (a) Protective Life Corporation and Dai-ichi Life Holdings, Inc Organizational Chart
-Filed herein.

PROSPECTUS
October__, 2020

Schwab Genesis Variable Annuity ~~NY~~NY™

Protective Life and Annuity Insurance Company
PLAIC Variable Annuity Account S
P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330
www.protective.com

This Prospectus describes an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life and Annuity Insurance Company (the "Contract"). The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement ~~plans. **Certain Contract features and/or certain investment options offered under the Contract may not be available through all Financial Intermediaries.** For further details, please contact us at 1-800-456-6330.~~plans.

You generally may allocate your investment in the Contract among the Guaranteed Account and the Sub-Accounts of the PLAIC Variable Annuity Account S. ~~The~~ If you elect the SecurePay Life rider, the options for allocating Purchase Payments and Contract Value will be restricted.~~The~~ value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts. Once ~~the~~ you begin taking withdrawals under the SecurePay Life rider or beginning two years after the date the SecurePay Life rider is issued, whichever comes first, you will not be able to make any additional Purchase Payments under the Contract. This restriction on further Purchase Payments may limit: (1) the ability to increase Contract Value; (2) death benefits (such as the Return of Purchase Payments Death Benefit); and (3) the values under the SecurePay Life rider. The Sub-Accounts invest in the following Funds:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco Oppenheimer V.I.Global Fund, Series II
Invesco Oppenheimer V.I. Government Money Fund, Series I
Invesco Oppenheimer V.I. Main Street Fund, Series II
Invesco V.I. Balanced Risk Allocation Fund, Series II
Invesco V.I. Comstock Fund, Series II
Invesco V.I. Equity and Income Fund, Series II
Invesco V.I. Global Real Estate Fund, Series II
Invesco V.I. Government Securities Fund, Series II
Invesco V.I. Growth and Income Fund, Series II
Invesco V.I. International Growth Fund, Series II

American Funds Insurance Series®
IS Asset Allocation Fund, Class 4
IS Blue Chip Income and Growth Fund, Class 4
IS Bond Fund, Class 4
IS Capital Income Builder® Fund, Class 4
IS Global Growth Fund, Class 4
IS Global Growth and Income Fund, Class 4
IS Global Small Capitalization Fund, Class 4
IS Growth Fund, Class 4
IS Growth-Income Fund, Class 4
IS International Fund, Class 4
IS New World Fund®, Class 4
IS US Government, Class 4

Clayton Street Trust
Protective Life Dynamic Allocation Series-Conservative Portfolio
Protective Life Dynamic Allocation Series-Growth Portfolio
Protective Life Dynamic Allocation Series-Moderate Portfolio

Fidelity® Variable Insurance Products
VIP Investment Grade Bond Portfolio, SC2
VIP Mid Cap Portfolio, SC2

Franklin Templeton Variable Insurance Products Trust
Franklin Flex Cap Growth VIP Fund, Class 2
Franklin Income VIP Fund, Class 2
Franklin Mutual Global Discovery VIP Fund, Class 2
Franklin Mutual Shares VIP Fund, Class 2
Franklin Rising Dividends VIP Fund, Class 2
Franklin Small Cap Value VIP Fund, Class 2
Franklin Small-Mid Cap Growth VIP Fund, Class 2
Franklin Strategic Income VIP Fund, Class 2
Templeton Developing Markets VIP Fund, Class 2
Templeton Foreign VIP Fund, Class 2
Templeton Global Bond VIP Fund, Class 2

Goldman Sachs Variable Insurance Trust
Core Fixed Income Fund, Service Class
Global Trends Allocation Fund, Service Class
Growth Opportunities Fund, Service Class
Mid Cap Value Fund, Service Class
Strategic Growth Fund, Service Class

Great-West Funds, Inc.
Great-West Bond Index Fund, Investor Class

Legg Mason Partners Variable Equity Trust
ClearBridge Variable Mid Cap Portfolio, Class II
ClearBridge Variable Small Cap Growth Portfolio, Class II

Lord Abbett Series Fund, Inc.
Bond-Debenture Portfolio, Value Class
Dividend Growth Portfolio, Value Class (formerly Calibrated Dividend Growth Portfolio, Value Class)
Fundamental Equity Portfolio, Value Class
Growth Opportunities Portfolio, Value Class

PIMCO Variable Insurance Trust
All Asset Portfolio, Advisor Class
Global Diversified Allocation Portfolio, Advisor Class
Long-Term US Government Portfolio, Advisor Class
Low Duration Portfolio, Advisor Class
Real Return Portfolio, Advisor Class
Short-Term Portfolio, Advisor Class
Total Return Portfolio, Advisor Class

Royce Capital Fund
Small-Cap Fund, Service Class

Schwab® Variable Insurance Trust
Schwab® Government Money Market Portfolio
Schwab® S&P 500 Index Portfolio
Schwab® VIT Balanced Portfolio
Schwab® VIT Balanced with Growth Portfolio
Schwab® VIT Growth Portfolio

Beginning January 1, 2021, we will no longer send you paper copies of shareholder reports for the Funds ("Reports") unless you specifically request paper copies from us. Instead, the Reports will be available on a website. We will notify you by mail each time the Reports are posted. The notice will provide the website links to access the Reports as well as instructions for requesting paper copies. If you wish to continue receiving your Reports in paper free of charge from us, please call 1-855-920-9713. Your election to receive the Reports in paper will apply to all Funds available with your Contract. If you have already elected to receive the Reports electronically, you will not be affected by this change and need not take any action. If you wish to receive the Reports and other SEC disclosure documents from us electronically, please contact us at 1-855-920-9713.

This Prospectus sets forth a description of all material features about the Contract and the Variable Account that a prospective investor should know before investing. This Prospectus also describes all material state variations to the Contract. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission ("SEC"), contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

~~We are not a Financial Intermediary. We are not registered as an investment adviser with the SEC or any state securities regulatory authority. We are not acting in any fiduciary capacity with respect to your Contract nor are we acting in any capacity on behalf of any Qualified Plan. The information in this Prospectus does not constitute personalized investment advice or financial planning advice.~~

Please read this Prospectus carefully. You should keep a copy for future reference.

The Schwab Genesis Variable Annuity NY Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

completed application or instruction form; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Investment Options affected by the requested transaction; the signatures of all Owners (exactly as indicated on the Contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner's consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your registered representative before submitting the form or request.

Guaranteed Account   The Fixed Account, the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

Investment Option   Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

Issue Date   The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

Maximum Annuity Date   The latest date on which you must surrender or annuitize the Contract, currently the oldest Owner's or Annuitant's 95th birthday.

Monthly Anniversary Date   The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.

Owner   The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract.

Prohibited Allocation Instruction   An instruction from you to allocate Purchase Payments or Contract Value or to take withdrawals that is not consistent with the Allocation Guidelines and Restrictions required in order to maintain SecurePay ~~benefit.~~ rider. If we receive a Prohibited Allocation Instruction, we will terminate your SecurePay ~~benefit.~~ rider.

Protected Lifetime Income Benefits   The optional SecurePay benefit offered with the Contract.

Purchase Payment   The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts   Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Qualified Plans   Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Rate Sheet Prospectus Supplement   A periodic supplement to this Prospectus which sets forth the current fees for the SecurePay rider as well as Maximum Withdrawal percentage under the SecurePay living benefit rider available when you purchase your Contract. See "PROTECTED LIFETIME INCOME BENEFIT ('SECUREPAY") – Determining the Amount of Your SecurePay Withdrawals."

Rider Issue Date   The date a Protected Lifetime Income Benefit rider is issued.

RightTime   The ability to purchase the Protected Lifetime Income Benefit rider, SecurePay, after your Contract is issued, so long as you satisfy the rider's issue requirements and the rider is still available for sale.

Sub-Account   A separate division of the Variable Account.

Valuation Date   Each day on which the New York Stock Exchange is open for business.

Valuation Period   The period which begins at the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time) on any Valuation Date and ends at the close of regular trading on the next Valuation Date. A Valuation Period ends earlier if the New York Stock Exchange closes early on certain scheduled days (such as the Friday after Thanksgiving or Christmas Eve) or in case of an emergency.

Variable Account   The PLAIC Variable Annuity Account S, a separate investment account of Protective Life.

Written Notice   A notice or request submitted in writing in Good Order that we receive at the Administrative Office via U.S. postal service or nationally recognized overnight delivery service. Please note that we use the term "written notice" in lower case to refer to a notice that we may send to you.

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, take a withdrawal from or surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account.

OWNER TRANSACTION EXPENSES	
Sales Charge Imposed on Purchase Payments.	None
Transfer Fee[1]	$25
Premium Tax[2]	0.0%

[1] Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future for each transfer after the first 12 transfers in any Contract Year. We will give written notice thirty (30) days before we impose a Transfer Fee. (See "CHARGES AND DEDUCTIONS.")
[2] New York does not currently impose premium taxes on variable annuities.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC FEES AND CHARGES
(other than Fund expenses)

Variable Account Annual Expenses
(as a percentage of average Variable Account value)

Mortality and Expense Risk Charge	0.35%
Administration Charge	0.10%
Total Variable Account Annual Expenses (excluding optional benefit charges)	0.45%

Optional Benefit Charges

Return of Purchase Payments Death Benefit Fee (as an annualized percentage of the death benefit, beginning on the 1st Monthly Anniversary Date) 0.20%

Protected Lifetime Income Benefits

SecurePay Life Rider Fee[1] (as an annualized percentage of the Benefit Base[2] on each Monthly Anniversary Date, beginning with the 1st Monthly Anniversary Date following election of the rider)

	Maximum	Current
Purchase of SecurePay Life rider at Contract Purchase	2.00%	See Rate Sheet Prospectus Supplement for current rates.
Purchase of SecurePay Life rider under RightTime	2.20%	See Rate Sheet Prospectus Supplement for current rates.

[1] We will give you at least 30 days' written notice before any increase in the SecurePay Fee. You may elect not to pay the increase in your SecurePay Fee. If you do, your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value. You will continue to be assessed your current SecurePay Fee, however, even though you will have given up the opportunity for any future increases in your SecurePay Benefit Base. See "THE SECUREPAY RIDER" in this Prospectus.
[2] The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay rider. If the rider is purchased at issue, your initial Benefit Base is equal to your initial purchase payments. If the rider is added through RightTime, your initial Benefit Base is equal to your Contract Value on the Rider Issue Date. For more information on the SecurePay rider, the Benefit Base and how it is calculated, please see "THE SECUREPAY RIDER" in this Prospectus.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. The expenses

shown are based on expenses incurred for the year ended December 31, 2019. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum	Maximum
Total Annual Fund Operating Expenses[1] .... (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.03 %	– 1.87%

[1] *The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.*

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in the Contract, including owner transaction expenses, Variable Account Annual Expenses (mortality and expense risk charge, administration charge, and any optional rider charges), and both maximum and minimum Total Annual Fund Operating Expenses.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year.

- The first example assumes that you purchased the SecurePay rider with RightTime at the maximum and current rider fees.

- The second example assumes that you have not purchased the the SecurePay rider.

- The examples also assume that the Return of Purchase Payments Death Benefit is in effect, and that all Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees.

(1) If you purchased the SecurePay rider under RightTime:

(a) If you surrender, annuitize[1] or remain invested in the Contract at the end of the applicable time period:

(i) reflecting the maximum charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense...........................	$423	$1278	$2145	$4362
Minimum Fund Expense...........................	$277	$ 848	$1444	$3052

(ii) reflecting the current charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense...........................	$333	$1014	$1718	$4362
Minimum Fund Expense...........................	$186	$ 574	$ 987	$2138

If you surrender, annuitize or remain invested in the Contract at the end of the applicable time period:

reflecting the maximum charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$423	$1278	$2145	$4362
Minimum Fund Expense...................................	$277	$ 848	$1444	$3052

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[1]

[2] *You may not choose an Annuity Date that is 1) less than 1 year after the Issue Date, or 2) less than 3 years after the most recent Purchase Payment. For more information, see "ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date." The death benefit fee does not apply after the Annuity Date.*

(2) If you have not purchased the SecurePay rider:

(a) ~~If you surrender, annuitize[2] or remain invested in the Contract at the end of the applicable time period:~~

	~~1 year~~	~~3 years~~	~~5 years~~	~~10 years~~
~~Maximum Fund Expense~~	~~$223~~	~~$688~~	~~$1179~~	~~$2528~~
~~Minimum Fund Expense~~	~~$ 75~~	~~$236~~	~~$ 410~~	~~$ 915~~

If you surrender, annuitize [2] or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$223	$688	$1179	$2528
Minimum Fund Expense	$ 75	$236	$ 410	$ 915

Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

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[2] *You may not ~~annuitize your Contract within 3 years~~ choose an Annuity Date that is less than 1 year after ~~we accept your~~ the most recent Purchase Payment. For more information, see "ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date." The death benefit fee does not apply after the Annuity Date.*

SUMMARY

The Contract

What is the Schwab Genesis Variable Annuity NY Contract?

The Schwab Genesis Variable Annuity NY is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See "The Contract.")

What are the Company's obligations under the Contract?

The benefits under the Contract are paid by us from our general account assets and/or your Contract Value held in the Variable Account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, or the SecurePay rider) are paid from our general account, any amounts that we may pay under the Contract in excess of Variable Account value are subject to our financial strength and claims-paying ability.

It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

How may I purchase a Contract?

Protective Life sells the Contracts through ~~financial advisers associated with Financial Intermediaries such as investment advisers~~ registered ~~with~~ representatives of broker-dealers. We pay commissions and other compensation to the ~~SEC or state securities regulatory authorities (registered investment advisers) or banks.~~ broker-dealers for selling the Contracts. (See "DISTRIBUTION OF THE CONTRACTS.")

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the ~~Financial Intermediary~~ broker-dealer you have selected. (See "Issuance of a Contract.")

What are the Purchase Payments?

The minimum amount that Protective Life will accept as an initial Purchase Payment is $5,000. Purchase Payments may be made at any time prior to the oldest Owner's or Annuitant's 86th birthday. The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. If you purchase the SecurePay rider, the automatic purchase payment plan will terminate two years after the Rider Issue Date. The maximum aggregate Purchase Payment(s) we will accept without prior Administrative Office approval is $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000, such as limiting the death benefit options that are available under your Contract.

If you purchase the SecurePay rider, you cannot make any Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever comes first. (See "SecurePay"). *We reserve the right to limit, suspend, or reject any and all Purchase Payments at any time.* We will give written notice at least five (5) days before any changes to Purchase Payment limitations go into effect. (See "Purchase Payments.")

Can I cancel the Contract?

You have the right to return the Contract within 10 days after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value, which may be more or less than the Purchase Payments. (See "Right to Cancel.")

Can I transfer amounts in the Contract?

Before the Annuity Date, you may transfer amounts among the Investment Options. There are, however, limitations on transfers: any transfer must be at least $100; no amounts may be transferred into a DCA Account.

that the number of transfers or the cost of processing such transfers is excessive. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. For more information about transfers, how to request transfers and limitations on transfers, see "Transfers — *Limitations on Transfers*". We also deduct from your Contract Value charges for any optional benefits and riders applicable to your Contract, such as the Return of Purchase Payments Death Benefit and the SecurePay rider.

The Funds' investment management fees and other operating expenses are more fully described in the prospectuses for the Funds.

(See the "FEES AND EXPENSES" tables preceding this Summary and the "CHARGES AND DEDUCTIONS" section later in this Prospectus.)

What is the SecurePay Rider?

The SecurePay rider guarantees the right to make withdrawals based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed even if your Contract Value declines due to poor market performance. You may select the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. The SecurePay rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased.

Note: We do not accept Purchase Payments after the Benefit Election Date or those we receive two years or more after the Rider Issue Date, whichever comes first.

Under the SecurePay rider, withdrawals may be made over the lifetime of persons designated under the rider, provided the rider's requirements are satisfied. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA. Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits. All withdrawals, including SecurePay Withdrawals, will reduce the Contract Value and the death benefit under the Contract, and may be subject to federal and state income taxes, as well as a 10% federal tax penalty if made prior to age ~~59 ½.~~59½.

Under the SecurePay rider your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with the rider's Allocation Guidelines and Restrictions. These Allocation Guidelines and Restrictions require you to allocate all of your Purchase Payments and Contract Value in accordance with Allocation by Investment Category guidelines or eligible Benefit Allocation Model Portfolios. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay rider are probably not appropriate for you. Please see "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS."

We charge an additional fee if you purchase the SecurePay rider. If you elect the rider, you will begin paying this fee as of the date the SecurePay rider is issued. You may not cancel the SecurePay rider for the first ten years following the date of its issue. To purchase the SecurePay rider, the youngest Owner and Annuitant must be age 60 or older and the oldest Owner and Annuitant must be age 85 or younger on the Rider Issue Date. (See "THE SECUREPAY RIDER.")

Withdrawals ~~from your Contract~~ under the SecurePay rider while your Contract Value is greater than zero are withdrawals of your own money and will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. ~~Therefore, it~~ It is possible ~~that~~ the ~~Owner may~~ Company will not ~~receive~~ have to make lifetime ~~income~~ benefit income payments ~~derived~~ to the Owner from the ~~Company's~~ Company's own assets.

What is the RightTime Option?

You may elect the SecurePay rider at the time you purchase your Contract, or you may purchase the rider later under our RightTime option *so long as you satisfy the rider's issue requirements and the rider is still available for sale*. If you purchase the rider under the RightTime option, the rider will be subject to the terms and conditions in effect at the time the rider is ~~issued. Currently, the annual rider fee is 0.10% higher for the SecurePay rider if you exercise the RightTime option to elect the rider than if you elect the rider when you purchase your Contract. See "PROTECTED LIFETIME INCOME BENEFITS."~~issued.

What Annuity Options are available?

We apply the Annuity Value to an Annuity Option on the Annuity Date, unless you choose to receive that amount in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "ANNUITY PAYMENTS.")

We will terminate a SecurePay rider if in effect on the Annuity Date. (See "Protected Lifetime Income Benefits.") If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If you choose to annuitize before the Maximum Annuity Date, we will contact you if the Annuity Value would result in smaller payments than the Annual Withdrawal Amount value. We will inform you of the smaller payments associated with annuitizing and we will confirm which option you would prefer.

You should discuss annuity options with your financial adviser.

Is the Contract available for qualified retirement plans?

You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. For example, the Contract gives you the right to annuitize and receive annuity payments, and it offers several benefits such as the Return of Purchase Payments Death Benefit and the SecurePay rider. There are may be costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "DESCRIPTION OF THE CONTRACT, The Contract," and "FEDERAL TAX MATTERS, Qualified Retirement Plans.")

Where may I find financial information about the Sub-Accounts?

You may find financial information about the Sub-Accounts in Appendix D to this Prospectus and in the Statement of Additional Information.

Other contracts

We issue other types of annuity contracts and insurance policies that also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of their sub-accounts and may offer different benefits than the Contract. To obtain more information about these other contracts and policies, you may contact our Administrative Office in writing or by telephone.

Federal Tax Status

Generally all earnings on the investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from a non-Qualified Contract, which includes a surrender or withdrawal or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply to distributions from non-Qualified as well as Qualified Contracts. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. (See "FEDERAL TAX MATTERS.")

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life and Annuity Insurance Company

The Contracts are issued by Protective Life and Annuity Insurance Company (formerly American Foundation Life Insurance Company), a wholly owned subsidiary of Protective Life Insurance Company, which is the principal operating subsidiary of Protective Life Corporation ("PLC"), a U.S. insurance holding company and subsidiary of ~~the~~ Dai-ichi Life ~~Insurance Company, Limited~~ Holdings, Inc. ("Dai-ichi"). Dai-ichi's stock is traded on the Tokyo Stock Exchange. As of December 31, 2019, PLC had total assets of approximately $121.1 billion. Protective Life and Annuity Insurance Company ("Protective Life") was organized as an Alabama company in 1978. Protective Life is authorized to transact business as an insurance company or a reinsurance company in 47 states (including New York) and Washington D.C. and offers a variety of individual life, individual and group annuity insurance products. The Company's statutory assets for fiscal year ending in 2019 were approximately $6.0 billion.

The assets of Protective Life's general account support its insurance and annuity obligations and are subject to its general liabilities from business operations and to claims by its creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or the SecurePay rider), are paid from Protective Life's general account, any amounts that Protective Life may pay under the Contract in excess of Variable Account value are subject to its financial strength and claims-paying ability. It is important to note that there is no guarantee that Protective Life will always be able to meet its claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider Protective Life's financial strength and claims paying ability to meet its obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

PLAIC Variable Annuity Account S

The PLAIC Variable Annuity Account S, also called the Variable Account, is a separate investment account of Protective Life. The Variable Account was established under Alabama law by the Board of Directors of Protective Life on ~~December 1, 1997.~~ July 2, 2020. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of a separate account under federal securities laws.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts. Your Contract Value in the Sub-Accounts is part of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

Administration

Pursuant to an agreement with Protective Life, Protective Life Insurance Company performs the Contract administration at its Administrative Office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the investment companies listed below.

If you select the SecurePay rider your options for allocating Purchase Payments and Contract Value will be ~~restricted.~~ restricted, to limit the risk that we will be required to make lifetime payments from our General Account. You must allocate your Purchase Payments and Contract Value in accordance with our Allocation Guidelines and Restrictions. In general, the required allocations under these guidelines focus on conservative, high quality bond funds, combine bond funds and growth stock funds, or emphasize growth stock funds while including a significant weighting of

considerations or investment conditions warrant. We may make any new Sub-Accounts available to existing Owner(s) on a basis we determine. All Sub-Accounts and Funds may not be available to all classes of contracts.

If we make any of these substitutions or changes, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owners and Annuitants, and subject to any approvals that applicable law may require, we may operate the Variable Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account that the 1940 Act or other applicable law or regulation requires or permits.

DESCRIPTION OF THE CONTRACT

The following sections describe the Contracts currently being offered.

The Contract

The Schwab Genesis Variable Annuity NY Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life.

Use of the Contract in Qualified Plans

You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. For example, the Contract gives you the right to annuitize and receive annuity payments, and it offers several benefits such as the Return of Purchase Payments Death Benefit and the SecurePay rider. There are may be costs and expenses under the Contract related to these benefits and features. ***You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a Qualified Plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.***

Parties to the Contract

Owner

The Owner is the person or persons who own the Contract and is entitled to exercise all rights and privileges provided in the Contract. Two persons may own the Contract together. In the case of two Owners, provisions relating to action by the Owner means both Owners acting together. Protective Life may accept instructions from one Owner on behalf of all Owners via the internet and only to transfer Contract Value among and/or between Sub-Accounts. Protective Life will only issue a Contract prior to each Owner's 86th birthday. Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. In the case of Owners who are nonnatural persons, age restrictions apply to the Annuitant.

The Owner of this Contract may be changed by Written Notice provided:

1.   each new Owner's 86th birthday is after the Issue Date; and

2.   each new Owner's 95th birthday is on or after the Annuity Date.

For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of whether the Return of Purchase Payments Death Benefit has been selected. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "TAXATION OF ANNUITIES IN GENERAL.") If you select the SecurePay rider, changing and/or adding Owners may result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

Beneficiary

The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of the Owner.

Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

must include instructions regarding the day of the month on which the transfers should be made, the amount of the transfers (you must transfer the same amount each time), the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated.

Portfolio Rebalancing

Before the Annuity Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts ("portfolio rebalancing"). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

You may elect portfolio rebalancing to occur on the 1st through the 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Portfolio rebalancing ceases when we receive Due Proof of Death of the Owner at our Administrative Office. The Contract Value will remain in the Investment Options as of the date we receive Due Proof of Death of the Owner. A surviving spouse who elects to continue the Contract and become the new Owner, or any Beneficiary who elects to receive payment of the Death Benefit over their lifetime or within 5 years of the Owner's death, may provide us with new Contract allocation instructions. See "DEATH BENEFIT – Payment of the Death Benefit."

There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner at any time for any reason.

Surrenders and Withdrawals

At any time before the Annuity Date, you may request a surrender of or withdrawal from your Contract. Federal and state income taxes may apply to surrenders and withdrawals (including withdrawals made under the SecurePay rider), and a 10% federal penalty tax may apply if the surrender or withdrawal occurs before the Owner reaches age 59½. (See "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders.") A surrender value may be available under certain Annuity Options. (See "Annuitization.") In accordance with SEC regulations, surrenders and withdrawals are payable within 7 calendar days of our receiving your request in "good order" at our Administrative Office. (See "Suspension or Delay in Payments.") A transaction request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office.

Surrenders

At any time before the Annuity Date, you may request a surrender of your Contract for its surrender value either by Written Notice or by facsimile. Surrenders requested by facsimile are subject to limitations. Currently, we accept requests by facsimile for surrenders of Contracts that have a Contract Value of $50,000 or less. For Contracts that have a Contract Value greater than $50,000, we will only accept surrender requests by Written Notice. We may eliminate your ability to request a surrender by facsimile or change the requirements for your ability to request a surrender by facsimile for any Contract or class of Contracts at any time without prior notice. We will pay you the surrender value in a lump sum.

Withdrawals

At any time before the Annuity Date, you may request a withdrawal of your Contract Value provided the Contract Value remaining after the withdrawal is at least $5,000. ~~If you request~~ We will treat a request for withdrawal that ~~would reduce~~ reduces your Contract Value below $5,000 or a request for withdrawal while your Contract Value is below $5,000, ~~then~~ as a request to surrender your Contract. If you make such a request, we will ~~consider~~ first attempt to contact you to confirm your instruction to surrender the Contract before we process the request and pay you the surrender value in a lump sum. If we are unable to ~~be not~~ contact you within five days of our receipt of your request in Good ~~Order and~~ Order, we will ~~notify you that we will not~~ process your ~~request. Please note that if you select the~~

~~SecurePay 5 rider or the Protective Income Manager rider special withdrawal rules apply. (See "Protected Lifetime Income Benefits.")~~request as a request for surrender.

You may request a withdrawal by Written Notice or by facsimile. If we have received your completed telephone withdrawal authorization form, you also may request a withdrawal by telephone. Withdrawals requested by telephone or facsimile are subject to limitations. Currently we accept requests for withdrawals by telephone or by facsimile for amounts not exceeding 25% of Contract Value, up to a maximum of $50,000. For withdrawals exceeding 25% of the Contract Value and/or $50,000 we will only accept withdrawal requests by Written Notice. We may eliminate your ability to make withdrawals by telephone or facsimile or change the requirements for your ability to make withdrawals by telephone or facsimile for any Contract or class of Contracts at any time without prior notice.

You may specify the amount of the withdrawal to be made from any Investment Option. If you do not so specify, or if the amount in the designated Investment Option(s) is inadequate to comply with the request, the withdrawal will be made from each Investment Option based on the proportion that the value of each Investment Option bears to the total Contract Value.

Signature Guarantees

Signature guarantees are required for withdrawals or surrenders of $50,000 or more.

Signature guarantees are relied upon as a means of preventing the perpetuation of fraud in financial transactions, including the disbursement of funds or assets from a victim's account with a financial institution or a provider of financial services. They provide protection to investors by, for example, making it more difficult for a person to take another person's money by forging a signature on a written request for the disbursement of funds.

An investor can obtain a signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a signature guarantee. Notarization will not substitute for a signature guarantee.

Surrender Value

The surrender value of any surrender or withdrawal request is equal to the Contract Value surrendered or withdrawn minus any applicable premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your request in "good order" at our Administrative Office. A transaction request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange. We will process any request received at our Administrative Office after the end of the Valuation Period on the next Valuation Date.

If you request a withdrawal, the amount you will receive depends on whether you request a "gross" withdrawal or a "net" withdrawal. If you request a "net" withdrawal, you will receive the exact amount you requested although any applicable premium taxes will be withdrawn from the Contract Value in excess of your requested net withdrawal amount. If you request a "gross" withdrawal, you will receive an amount equal to the Contract Value withdrawn minus any applicable premium tax.

Cancellation of Accumulation Units

Surrenders and withdrawals will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

Surrender and Withdrawal Restrictions

The Owner's right to make surrenders and withdrawals is subject to any restrictions imposed by applicable law or employee benefit plan.

In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

life of the Covered Person(s). Annual aggregate withdrawals that exceed the AWA will result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will reduce the Benefit Base and corresponding AWA. SecurePay Withdrawals are guaranteed, even if the Contract Value falls to zero after the Benefit Election Date (which is the earliest date you may begin taking SecurePay Withdrawals), if you satisfy the SecurePay rider requirements.

Withdrawals under the SecurePay rider while your Contract Value is greater than zero are withdrawals of your own money and will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. It is possible the Company will not have to make lifetime benefit income payments to the Owner from the Company's own assets.

You may purchase the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. See "Purchasing the Optional SecurePay Rider."

SecurePay does not guarantee Contract Value or the performance of any Investment Option.

Important Considerations

- If you purchase the SecurePay rider, your options for allocating Purchase Payments and Contract Value are restricted to limit the risk that the Company will be required to make lifetime payments under the SecurePay rider from Protective Life's general account. See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits".

- You may not make any additional Purchase Payments two years or more after the date the rider is issued (the "Rider Issue Date"), or on or after the Benefit Election Date, whichever comes first. Such restrictions on Purchase Payments after the Benefit Election Date or two years following the Rider Issue Date may limit the ability to increase the Benefit Base, and therefore the AWA, through higher Contract Values on Contract Anniversaries, as well as limit the ability for increase in Contract Value and death benefit values (particularly the Return of Purchase Payments Death Benefit). In most cases, if the Company receives a Purchase Payment two years or more after the Rider Issue Date or on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another variable annuity contract we offer, however, you will be given the option of purchasing a new contract.

- Any change in a Covered Person following the Benefit Election Date (the "Benefit Period"), other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of SecurePay Fees. A change in a Covered Person includes changing and/or adding Owners, Beneficiaries, and Annuitants under your Contract.

- On the Benefit Election Date, we will cancel any existing automatic withdrawal plan that you have established.

The ways to purchase the SecurePay rider, conditions for continuation of the benefit, process for beginning SecurePay Withdrawals, and the manner in which your AWA is calculated are discussed below.

You should not purchase the SecurePay rider if:

- you expect to take ~~annual~~ any withdrawals before the Benefit Election Date and any withdrawals on or after the Benefit Election Date in excess of the AWA ("Excess Withdrawals") because such Excess Withdrawals may significantly reduce or eliminate the value of the benefit. See "Calculating the Benefit Base On or After the Benefit Election Date, *Excess Withdrawals*"; or

- you are primarily interested in maximizing the Contract's potential for long-term accumulation rather than building a Benefit Base that will provide guaranteed withdrawals; or

- you do not expect to take SecurePay Withdrawals (especially before the age of 95).

Appendix E demonstrates the operation of the SecurePay rider using hypothetical examples. You should review Appendix E and consult your sales representative to discuss whether SecurePay suits your needs.

Purchasing the Optional SecurePay Rider

You may purchase the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. The Owner (or older Owner) or Annuitant must be age 85 or younger and the youngest Owner and Annuitant must be age 60 or older on the Rider Issue Date. Where the Owner is a corporation, partnership, company, trust, or other "non-natural person," eligibility is determined by the age of the Annuitant.

- All Contract withdrawals taken on or after the Benefit Election Date are considered either SecurePay Withdrawals or Excess Withdrawals and are subject to the Annual Withdrawal Amount.

- You may not make additional Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever comes first. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another variable annuity contract we offer, however, you will be given the option of purchasing a new contract.

- You may limit the value of the benefit if you begin taking SecurePay Withdrawals too soon. For example, SecurePay Withdrawals reduce your Contract Value (but not the Benefit Base) and may limit the potential for increasing the Benefit Base through higher Contract Values on Contract Anniversaries. Also, if your Benefit Election Date is within the two years of the Rider Issue Date, you will shorten the period of time during which you could increase your Benefit Base because you may not make additional Purchase Payments on or after the Benefit Election Date.

- Conversely, if you delay establishing the Benefit Election Date, you may shorten the Benefit Period due to life expectancy, thereby limiting the time during which you may take SecurePay Withdrawals, so you may be paying for a benefit you are not using.

Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits.

Please consult your sales representative regarding the appropriate time for you to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

Important Considerations

- *All* withdrawals, including SecurePay Withdrawals, reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59½. See "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders."

- **The SecurePay rider is designed for you to take SecurePay Withdrawals each Contract ~~Year.~~ Year after the Benefit Election Date. SecurePay Withdrawals are aggregate withdrawals during any Contract Year on or after the Benefit Election Date that do not exceed the Annual Withdrawal Amount. Aggregate withdrawals during any Contract Year on or after the Benefit Election Date that exceed the Annual Withdrawal Amount are "Excess Withdrawals." You should not purchase the SecurePay rider if you intend to take Excess Withdrawals.**

  - **Excess Withdrawals could reduce your Benefit Base by substantially more than the actual amount of the withdrawal (described below).**

  - **Excess Withdrawals may result in a significantly lower AWA in the future.**

  - **Excess Withdrawals may significantly reduce or eliminate the value of the SecurePay benefit.**

If you would like to make an Excess Withdrawal and are uncertain how an Excess Withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of the Excess Withdrawal.

Rate Sheet Prospectus Supplement Information

The Rate Sheet Prospectus Supplement contains the Maximum Withdrawal Percentage(s) and the current fee for the SecurePay rider applicable to contracts applied for while that Rate Sheet Prospectus Supplement remains in effect (the "Effective Period"). The Effective Period is described in each Rate Sheet Prospectus Supplement. See "Maximum Withdrawal Percentage".

In order for us to use the percentages in any particular Rate Sheet Prospectus Supplement, your necessary application information must be signed during it's Effective Period. We must receive your necessary application information and payment of at least the minimum initial Purchase Payment ($5,000) within ten calendar days of the end of the Effective Period. If you plan to pay the initial Purchase Payment by exchanging another annuity contract that you own, we must receive your necessary application information within ten calendar days of the end of the Effective Period and the exchanged amount within 90 calendar days of the end of the Effective Period. If those conditions (the "Rate Sheet Eligibility Conditions") are met, or if the then current Rate Sheet Prospectus Supplement

percentages are identical to those **set forth in the Rate Sheet Prospectus Supplement** attached to your prospectus, we will follow our established procedures for issuing the Contract. See "Issuance of a Contract."

If any of these conditions are not met, we will consider your application not to be in Good Order. In that case, we will inform your financial ~~advisor~~ adviser and request instructions as whether to apply the initial Purchase Payment and issue the Contract with the percentages in effect under the current Rate Sheet Prospectus Supplement or cancel the application and return your Purchase Payment. If your financial ~~advisor~~ adviser instructs us to issue the Contract, we will provide you with the Rate Sheet Prospectus Supplement that applies to your Contract and an amendment to your application upon delivery of the Contract. If we are unable to contact your financial ~~advisor~~ adviser within five business days after we determine the application is not in Good Order, we will return your Purchase Payment. You, or your financial ~~advisor~~ adviser may also instruct us to issue the Contract without the SecurePay rider. Once we receive both the necessary application information and at least the minimum initial Purchase Payment, we will follow our established procedures for issuing the Contract.

If any of the Rate Sheet Eligibility Conditions are not met because of reasons reasonably beyond your control, Protective Life may, in its sole discretion, modify, terminate, suspend or waive the Rate Sheet Eligibility Conditions on such terms and conditions as it deems advisable (each a "Rate Sheet Eligibility Condition Change"). Any such Rate Sheet Eligibility Condition Change shall be effected by the Company on a basis that is not unfairly discriminatory.

Percentages reflected in a Rate Sheet Prospectus Supplement with an Effective Period that does not include the date you signed your application will not apply to your Contract. You should not purchase the SecurePay rider without first obtaining the applicable Rate Sheet Prospectus Supplement. Please contact us at 1-800-456-6330 to obtain the current Rate Sheet Prospectus Supplement. The current Rate Sheet Prospectus Supplement is also available online at https://protective.onlineprospectus.net/protective/SchwabGenesisVariableAnnuityNYindex.html and www.sec.gov under File Number ~~[333-XXXXXX].~~ 333-240193. No new Rate Sheet Prospectus Supplement that supersedes a prior Rate Sheet Prospectus Supplement will become effective unless written notice of effectiveness of the new Rate Sheet Prospectus Supplement is given at least 10 business days in advance. The relevant information from all superseded Rate Sheet Prospectus Supplements can be found in Appendix H to the Prospectus.

Determining the Amount of Your SecurePay Withdrawals

The AWA is the maximum amount of SecurePay Withdrawals permitted each Contract Year. We determine your initial AWA as of the end of the Valuation Period during which we receive your completed SecurePay Benefit Election form at our Administrative Office in "good order" by multiplying your Benefit Base on that date by the "Maximum Withdrawal Percentage" applicable to your Contract and determined according to the Rate Sheet Prospectus Supplement effective when you purchase it. The Benefit Election form will be deemed in "good order" if it is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office.

Maximum Withdrawal Percentage

The Maximum Withdrawal Percentage is set forth in the Rate Sheet Prospectus Supplement attached to your prospectus. See "Rate Sheet Prospectus Supplement Information."

Under certain circumstances, we may increase your AWA. See "SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home," and "Required Minimum Distributions." In no event will the AWA increase once the Contract Value is reduced to zero and an Annuity Date is established. (See "Reduction of Contract Value to Zero.")

Calculating the Benefit Base Before the Benefit Election Date

The Benefit Base is used to calculate the AWA and determine the SecurePay Fee. As the Benefit Base increases, both the AWA and the amount of the SecurePay Fee increase. Your Benefit Base can never be more than $5 million.

> **Note: The Benefit Base is *only* used to calculate the AWA and the SecurePay Fee; it is not a cash value, surrender value, or death benefit, it is not available to Owners, it is not a minimum return for any Sub-Account, and it is not a guarantee of any Contract Value.**

If the rider is purchased at issue, your initial Benefit Base is equal to your initial purchase payments. If the rider is added through RightTime, your initial Benefit Base is equal to your Contract Value on the Rider Issue Date.

Thereafter, we increase the Benefit Base dollar-for-dollar for each Purchase Payment made within 2 years of the Rider Issue Date. **We reduce the Benefit Base for each withdrawal from the Contract prior to the Benefit Period in the same proportion that each withdrawal reduces the Contract Value as of the date we process the withdrawal request.**

For example, suppose your Benefit Base is $100,000, your Maximum Withdrawal Percentage is 5.0% (*i.e.,* your AWA is $5,000), your Contract Value is $110,000. If you have already taken $3,000 of SecurePay Withdrawals in the Contract Year and then request another $3,000 withdrawal you will exceed your AWA by $1,000, and we will consider $2,000 of that withdrawal to be a SecurePay Withdrawal and $1,000 to be an Excess Withdrawal. In this case, rule (a) above applies because the Contract Value less the SecurePay Withdrawal ($110,000 – $2,000 = $108,000) is greater than your Benefit Base ($100,000). We will therefore reduce your Benefit Base by the Excess Withdrawal and your new Benefit Base will be $99,000 ($100,000 – $1,000).

However, if in the example above your Contract Value is $70,000 then rule (b) applies. In this case, we determine the reduction in your Benefit Base first by determining the proportion that the Excess Withdrawal bears to the Contract Value less SecurePay Withdrawal. We calculate this by dividing the $1,000 Excess Withdrawal by the Contract Value less the $2,000 SecurePay Withdrawal ($1,000 ÷ ($70,000 – $2,000) = 1.4706%). We will then apply this same percentage to reduce your Benefit Base. Thus your new Benefit Base will be equal to $98,529 ($100,000 – ($100,000 * ~~0.014706)).~~0.014706)). An Excess Withdrawal could reduce the Benefit Base by substantially more than the actual amount of the withdrawal. Furthermore, a $1,000 Excess Withdrawal will reduce the Benefit Base by more than $1,000.

We will recalculate the Annual Withdrawal Amount on the next Contract Anniversary by multiplying the Benefit Base on that date by the Maximum Withdrawal Percentage.

Reduction of Contract Value to Zero

If the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal, the Contract will terminate and we will settle the benefit under your SecurePay rider as follows:

- We will pay the remaining AWA not yet withdrawn in the current Contract Year, if any, in a lump sum;

- We will establish an Annuity Date that is the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero; and

- On the Annuity Date we will pay a monthly payment equal to the AWA divided by 12 until the death of the Owner, or if the rider covers two spouses, the death of the second spouse. If benefits are being paid under the SecurePay NH benefit on the Annuity Date, the amount of your annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement. (See "Availability of SecurePay NH Benefit after Annuitization.") Please note that we may accept different payment intervals.

If you request a surrender and your Contract Value at the time of the request is less than your remaining AWA for that Contract Year, we will pay you a lump sum equal to such remaining AWA.

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the SecurePay rider. You will not be entitled to receive any further benefits under the SecurePay rider.

As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive before the Annuity Date is established as described above and that are in the form of SecurePay Withdrawals as withdrawals. We intend to treat any amounts that you receive after the Annuity Date is established as described above and that are a settlement of the benefit under your SecurePay rider as annuity payments for tax purposes. See "TAXATION OF ANNUITIES IN GENERAL."

Benefit Available on Maximum Annuity Date (oldest Owner's or Annuitant's 95th birthday)

You must annuitize the Contract no later than the oldest Owner's or Annuitant's 95th birthday ("Maximum Annuity Date"). The SecurePay rider will terminate on the Annuity Date, whether or not you have begun your SecurePay Withdrawals.

If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If benefits are being paid under the SecurePay NH benefit on the Maximum Annuity Date, the amount of your annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement. (See "Availability of SecurePay NH Benefit after Annuitization."). If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the AWA divided by 12 or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Date. For more information regarding Annuity Options, including Certain Period options, see "ANNUITY PAYMENTS, Annuity Options."

If, pursuant to SEC rules, the Invesco Oppenheimer V.I. Government Money Fund suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer, withdrawal, surrender, ~~or~~ death benefit or variable income payments from the Invesco Oppenheimer V.I Government Money Fund Sub-Account until the Fund is ~~liquidated. We will also delay execution of the following: (a) transfers and variable income payments from the Variable Account; (b) variable income payments from the Invesco Oppenheimer V.I. Government Money Fund Sub-Account; and (c) transfers, fixed income payments, and payment of death benefit from the Guaranteed Account.~~liquidated.

We may delay payment of a ~~withdrawal~~ withdrawal, surrender, fixed income payment or ~~surrender~~ death benefit or transfer from the Guaranteed Account for up to six months where permitted.


SUSPENSION OF CONTRACTS


If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about you and your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.


CHARGES AND DEDUCTIONS


Mortality and Expense Risk Charge

To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. We deduct the mortality and expense risk charge only from the Variable Account. The charge is equal, on an annual basis, to 0.35% of the average daily net assets of the Variable Account attributable to your Contract.

The mortality risk Protective Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each payee is assured that longevity will not have an adverse effect on the annuity payments received. The expense risk that Protective Life assumes is the risk that the administration charge and transfer fees may be insufficient to cover actual future expenses. ***We expect to make a reasonable profit with respect to the Contracts. We may make a profit or incur a loss from the mortality and expense risk charge. Any profit, including profit from the mortality and expense risk charge, may be used to finance distribution and other expenses.***

Administration Charge

We will deduct an administration charge equal, on an annual basis, to 0.10% of the daily net asset value of the Variable Account attributable to your Contract. We make this deduction to reimburse Protective Life for expenses incurred in the administration of the Contract and the Variable Account. We deduct the administration charge only from the Variable Account value.

Death Benefit Fees

Return of Purchase Payments Death Benefit. If you select the Return of Purchase Payments Death Benefit, we assess a fee to compensate us for the cost of providing this optional death benefit. The fee is deducted from Contract Value and equal, on an annualized basis, to 0.20% of your death benefit value measured on each Monthly Anniversary Date. The value of your Return of Purchase Payments Death Benefit on any Monthly Anniversary Date is the greatest of (1) your Contract Value or (2) your Purchase Payments less withdrawals. (See "DEATH BENEFIT, Return of Purchase Payment Death Benefit" for a more complete description.)

SecurePay Fee

We deduct a fee for the SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. Accordingly, you must have transferred some assets from your DCA Account to Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged.

Information regarding the current fee for the SecurePay Life rider can be found in the Rate Sheet Prospectus Supplement that accompanies your Prospectus. See "Rate Sheet Prospectus Supplement Information." We reserve the right to increase the SecurePay Fee up to the maximum if, in our sole discretion, such change is necessary or

appropriate to mitigate the risks and costs Protective Life assumes in offering the riders. We will not increase the SecurePay Fee above a maximum of 2.00% (2.20% under RightTime) of the Benefit Base, however.

If we increase the SecurePay Fee, we will give you at least 30 days' written notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value (*i.e.*, your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. See "SecurePay."

Transfer Fee

Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year if Protective Life determines, in its sole discretion, that the number of transfers or the cost of processing such transfers is excessive. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Investment Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Fund Expenses

The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund's assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Premium Taxes

New York does not currently impose premium taxes on variable annuities. If premium taxes did apply to your Contract, we would deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a withdrawal or surrender, death or annuitization.

Other Taxes

Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

Other Information

We sell the Contracts through ~~financial advisors associated with Financial Intermediaries.~~ registered representatives of broker-dealers. These ~~financial advisors~~ registered representatives are also appointed and licensed as insurance agents of Protective ~~Life.~~ Life. We pay commissions and other compensation to the broker-dealers for selling the Contracts. You do not directly pay the commissions and other compensation, we do. We intend to recover commissions and other compensation, marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See "DISTRIBUTION OF THE CONTRACTS" for more information about ~~these expenses.~~ payments we make to the broker-dealers.

ANNUITY PAYMENTS

Annuity Date

On the Issue Date, the Annuity Date is the oldest Owner's or Annuitant's 95th birthday. You may elect a different Annuity Date, provided that it is no later than the oldest Owner's or Annuitant's 95th birthday (the "Maximum Annuity Date"). You may not choose an Annuity Date that is less than 1 year after the ~~Issue Date.~~ most recent Purchase Payment. Distributions from Qualified Contracts may be required before the Annuity ~~Date. We will terminate a SecurePay rider if in effect on the Annuity Date. (See "Protected Lifetime Income Benefits.")~~ Date.

If you choose to annuitize before the Maximum Annuity Date, the SecurePay rider will terminate and you will not be entitled to any benefits under the rider, including the Annual Withdrawal Amount. We will contact you if the Annuity Value would result in smaller payments than the Annual Withdrawal Amount value. We will inform you of the smaller payments associated with annuitizing and we will confirm which option you would prefer.

Changing the Annuity Date

The Owner may change the Annuity Date by Written Notice. The new Annuity Date must be at least 30 days after the date we receive Written Notice and no later than the oldest ~~Owner's~~ Owner's or ~~Annuitant's~~ Annuitant's 95th birthday. You may not choose a new Annuity Date that is less than 1 year after the Issue Date. You ~~also~~ must also elect as your Annuity Option ~~either~~ an Annuity Option that provides payments for (1) the life of the Annuitant, (2) the life of the Annuitant ~~with no~~ for a certain ~~period~~ period, or ~~for~~ (3) a certain period of no less than 10 years.

Annuity Value

The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Date, less any applicable fees, charges and premium tax on that date. In the circumstances described below, however, we may use an Annuity Value that is higher than the Contract Value.

PayStream Plus® Annuitization Benefit

If your Annuity Date is on or after your 10th Contract Anniversary and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years, your Annuity Value will be your Contract Value on the Annuity Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

Annuity Income Payments

On the Annuity Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period. You have the option of choosing to receive annuity income payments monthly, quarterly, semi-annually, or ~~annually.~~ annually. If variable income payments are elected, the mortality and expense risk charge and the administration charge will continue to be imposed as part of the net investment factor.

Fixed Income Payments

Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

Variable Income Payments

Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). "Commuted value" is the present value of the future variable income payments made over the selected certain period, discounted back at an Assumed Investment Return. Refer to Appendix C for an explanation of the commuted value calculation. You may not surrender variable income payments if those payments are being made under Annuity Option B (life income with or without a certain period).

Annuity Units

On the Annuity Date, we will apply the Annuity Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 5%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Date. If the Annuity Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract generally remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The SEC Standardized effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account (except the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

Information regarding the current yield of the Invesco Oppenheimer V.I. Government Money Fund Sub-Account as well as the performance of the other Sub-Accounts can be found at https://apps.myprotective.com/vavulperformance/Views/default.aspx. Both SEC standardized and non-SEC standardized data are available.

Total Returns

The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

Standardized Average Annual Total Returns

The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This SEC standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied under the Contract if you terminated the Contract at the end of each indicated period, but excluding any deductions for premium taxes.

When a Sub-Account has been in operation prior to the commencement of the offering of the Contract described in this Prospectus, Protective Life may advertise and include in sales literature the performance of the Sub-Accounts for these prior periods. The Sub-Account performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

Until a Sub-Account (other than the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account (other than the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) has been in operation for one, five and ten years, respectively, the standard version average annual total return for these periods will be provided.

Non-Standard Average Annual Total Returns

In addition to the standard version of average annual total return described above, total return performance information computed on non-standard bases may be used in advertisements or sales literature. In addition, Protective Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

Non-standard performance data will only be disclosed if the standard performance data for the periods described in "Standardized Average Annual Total Returns," above, is also disclosed.

income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others. For more information regarding this tax and whether it may apply to you, please consult your tax advisor.

Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

In the case of Contracts issued after June 8, 1997, to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, that entity's general interest deduction under the Code may be limited. More specifically, a portion of its otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

<center>QUALIFIED RETIREMENT PLANS</center>

In General

The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Many Qualified Plans provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. For example, the Contract gives you the right to annuitize and receive annuity payments, and it offers several benefits such as the Return of Purchase Payments Death Benefit and the SecurePay rider. There may be costs and expenses under the Contract related to these benefits and features. Those who are considering the purchase of a Contract for use in connection with a Qualified Plan should consider consider, in evaluating the suitability of the Contract, that additional Purchase Payments may be limited or not accepted. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. *Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.*

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for surrenders, automatic withdrawals, withdrawals, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

Temporary Rules under the CARES Act

As noted above, on March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), which includes temporary relief from certain of the tax rules applicable to IRAs and qualified plans. The scope and availability of this temporary relief may vary depending on a number of factors, including (1) the type of plan or IRA with which the contract is used, (2) whether a plan sponsor implements a particular type of relief, (3) your specific circumstances, and (4) future guidance issued by the Internal Revenue Service and the Department of Labor. *You should consult with a tax and/or legal adviser to determine if relief is available to you before taking or failing to take any actions involving your IRA or other qualified contract*.

Required Minimum Distributions.   The CARES Act waives the requirement to take minimum distributions from IRAs and defined contribution plans in 2020. The waiver applies to any minimum distribution due from such arrangements in 2020, including minimum distributions with respect to the 2019 tax year that are due in 2020.

This relief applies both to lifetime and post-death minimum distributions due in 2020. In that regard, the CARES Act also provides that if the post-death 5-year rule described below under "Required Distributions upon Your Death, Prior law" applies, the 5-year period is determined without regard to calendar year 2020.

Distributions.   The CARES Act provides relief for coronavirus-related distributions made from an "eligible retirement plan" (defined below) to a "qualified individual" (also defined below). The relief —

- Permits in-service distributions, even if such amounts are not otherwise distributable from the plan under sections 401(k), 403(b), or 457 of the Code;

- Provides an exception to the 10% Additional Tax under section 72(t) of the Code;

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- Sales support through such things as providing hardware and software, operational and systems integration, links to our website from Schwab's websites; shareholder services (including subaccounting sponsorship of broker-dealer due diligence meetings; and/or expense allowances and reimbursements).

We may also pay Schwab additional compensation in the form of (1) payments for participation in meetings and conferences that include presentations about our products (including the Contracts), and (2) payments to help defray the costs of sales conferences and educational seminars for the Schwab Representatives.

Arrangements with Financial Intermediary. In addition to the non-cash compensation that we may pay to all Financial Intermediaries, including ProEquities, Inc., we or our parent company, PLC, pay some of the operating and other expenses of ProEquities, Inc., and may contribute capital to ProEquities, Inc. Additionally, employees of ProEquities, Inc. may be eligible to participate in various employee benefit plans offered by PLC.

Inquiries

You may make inquiries regarding a Contract by writing to Protective Life at its Administrative Office.

CEFLI

Protective Life Insurance Company is a member of The Compliance & Ethics Forum for Life Insurers ("CEFLI"), and as such may include the CEFLI logo and information about CEFLI membership in its advertisements. Companies that belong to CEFLI subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

LEGAL PROCEEDINGS

Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on IDI's, Protective Life's or the Variable Account's financial position. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the separate account, on IDI's ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

BUSINESS DISRUPTION AND CYBER-SECURITY RISKS

We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (*e.g.*, hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential Owner information. Such systems failures and cyber-attacks affecting us, the Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the Funds, impact our ability to calculate Contract Value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the Funds or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.

We are also exposed to risks related to natural and man-made disasters and catastrophes, such as storms, fires, floods, earthquakes, epidemics, pandemics, malicious acts, and terrorist acts, which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as the coronavirus COVID-19), could affect the ability, or willingness, of our workforce and employees of service providers and third party administrators to perform their job responsibilities. Catastrophic events may negatively affect the computer and other systems on which we rely and may interfere with our processing of Contract-related transactions, including processing

of orders from Owners and orders with the Funds, impact our ability to calculate Contract Value, or have other possible negative impacts. These events may also impact the issuers of securities in which the Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we, the Funds or our service providers will avoid losses affecting your Contract due to a natural disaster or catastrophe.

VOTING RIGHTS

In accordance with its view of applicable law, Protective Life will vote the Fund shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Protective Life determines that it is allowed to vote such shares in its own right, it may elect to do so.

The number of votes available to an Owner will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying an Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which that Owner has allocated Accumulation Units or Annuity Units. Before the Annuity Date, the Owner's percentage interest, if any, will be the percentage of the dollar value of Accumulation Units allocated for his or her Contract to the total dollar value of that Sub-Account. On or after the Annuity Date, the Owner's percentage interest, if any, will be the percentage of the dollar value of the liability for future variable income payments to be paid from the Sub-Account to the total dollar value of that Sub-Account. The liability for future payments is calculated on the basis of the mortality assumptions, (if any), the Assumed Investment Return and the Annuity Unit Value of that Sub-Account. Generally, as variable income payments are made to the payee, the liability for future payments decreases as does the number of votes.

The number of votes which are available to the Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

It is important that each Owner provide voting instructions to Protective Life because shares as to which no timely instructions are received and shares held by Protective Life in a Sub-Account as to which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-Account. As a result, a small number of Owners may control the outcome of a vote. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast on that item.

Protective Life will send or make available to each person having a voting interest in a Sub-Account proxy materials, reports, and other material relating to the appropriate Fund.

FINANCIAL STATEMENTS

The audited statements of assets and liabilities of the Sub-Accounts of the PLAIC Variable Annuity Account S as of December 31, 2019 and 2018 and the related statements of operations and of changes in net assets for each of the periods presented as well as the Reports of Independent Registered Public Accounting Firms are contained in the Statement of Additional Information.

The statutory ~~financial~~ statements of admitted assets, liabilities, and capital and surplus of Protective Life as of December 31, 2019 and 2018 and the related statutory statements of operations, changes in capital and surplus, and cash flows for each of the ~~two~~ three years ~~then~~ in the period ended December 31, 2019, as well as the ~~Report~~ Reports of Independent Auditors are contained in the Statement of Additional Information.

If you would like to receive a free Statement of Additional Information for the Contracts offered under this Prospectus, please complete, tear off and return this form to Protective Life – Life and Annuity Division, Customer Service Center at the address shown on the front cover. If you would prefer an electronic copy, please include your email address below to receive a link to view and download the document.

Please send me a free copy of the Statement of Additional Information for the ~~Protective® Investors Benefit Advisory~~ Schwab Genesis Variable Annuity NY.

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Name

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Address

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City, State, Zip

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Daytime Telephone Number

Exhibit List

4. (b) Contract Schedule for Individual Contracts
- Filed herein.

5. Form of Contract Application for Individual Flexible Premium Deferred Variable and Fixed Annuity Contract
 - Filed herein.

10. (a) Consent of Eversheds Sutherland (US) LLP
 - Filed herein.

10. (b) Consent of PricewaterhouseCoopers LLP
 - Filed herein.

10. (c) Consents of KPMG LLP
 - Filed herein.

26. (a) Protective Life Corporation and Dai-ichi Life Holdings, Inc. Organizational Chart
- Filed herein.